U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Dear Sirs and Madams:

Enclosed for filing on behalf of Advent Convertible and Income Fund (the “Fund”), pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, as amended (“1940 Act”), are the following:

(a)	a copy of the fidelity bond issued by Travelers Bond & Specialty Insurance naming the Fund as insured, and

(b)	a copy of the resolutions of a majority of the Board of Trustees who are not “interested persons” of the Fund approving the form and amount of the bond as well as a general-purpose resolution.

The premium for the bond has been paid for the period from August 27, 2020 to August 27, 2021.

Please contact the undersigned with any questions or comments.

Sincerely,

/s/ Stephen Ellwood

Stephen Ellwood

Secretary of the Fund

SECRETARY’S CERTIFICATE

The undersigned certifies that he is the duly elected Secretary of Advent Convertible and Income Fund (the “Fund”) and that the resolutions set forth below approving the fidelity bond for the Fund was adopted by the Board of Trustees of the Fund on September 30, 2020 and such resolutions have not been amended, modified or rescinded and remain in full force and effect as of the date hereof.

WHEREAS, the Board of Trustees of the Fund previously directed the Officers of the Fund to maintain insurance coverage for the Fund; and

WHEREAS, the Officers reviewed and executed a fidelity bond for the Fund with the same coverage amount as the previous bond as presented at the meeting;

NOW, THEREFORE, BE IT

RESOLVED, that the Board of Trustees of the Fund hereby finds that the participation by the Fund in the fidelity bond is in the best interests of the Fund; and it is

FURTHER RESOLVED, that the Board of Trustees of the Fund hereby find that the proposed premium for the fidelity bond is fair and reasonable; and it is

FURTHER RESOLVED, that the Board of Trustees, including a majority of the independent Trustees, hereby ratify the execution, delivery and performance of the fidelity bond by the Fund.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 14th day of June 2024.

/s/ Stephen Ellwood

Stephen Ellwood

Secretary of the Fund

August 25, 2020

ADVENT CONVERTIBLE AND INCOME FUND
888 7TH AVE FL 31
NEW YORK, NY 10106-3399

Re: Important Information about Claims Information Line

Dear ADVENT CONVERTIBLE AND INCOME FUND

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

·The information that needs to be included with the claim notice

·The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information

· Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

Best regards,
Robert P Hamilton

LTR-4035 Ed. 06-09 Printed in U.S.A.	Page 1 of 1
©2009 The Travelers Companies, Inc. All Rights Reserved

ADVENT CONVERTIBLE AND INCOME FUND

888 7TH AVE FL 31
NEW YORK, NY 10106-3399

RE: Risk Management PLUS+ Online ® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:

•	Thousands of articles on a variety of risk management topics
•	Topical webinars and podcasts on current issues
•	Checklists to assist in managing risk
•	Web based training
•	Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization.

Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1.	Go to www.rmplusonline.com.
2.	In the Sign-In box, click Register.
3.	Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified> <TRVP300300 for Asset Management>
4.	Fill in the Registration Information and click Submit.
5.	Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1.Go	to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.
2.If	you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.
3.	You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

LTR-4107 Rev. 06-18
© 2018 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

This notice provides no coverage, nor does it change
any policy terms. To determine the scope of coverage
and the insured’s rights and duties under the policy,
read the entire policy carefully. For more information
about the content of this notice, the insured should
contact their agent or broker. If there is any conflict
between the policy and this notice, the terms of the	Independent Agent And Broker
policy prevail.	Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
One Tower Square
Hartford, Connecticut 06183

(866) 904.8348

NTC-19036 Rev. 01-19	Page 1 of 1

© 2019 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond Declarations

BOND NO. 106723989

Travelers Casualty and Surety Company of America
One Tower Square
Hartford, Connecticut 06183
(A Stock Insurance Company, herein called the Company)

ITEM 1	INSURED:
ADVENT CONVERTIBLE AND INCOME FUND
Principal Address:
888 7TH AVE FL 31
NEW YORK, NY 10106-3399
(hereinafter, “Insured”)
ITEM 2	POLICY PERIOD:
	Inception Date: August 27, 2020	Expiration Date: August 27, 2021
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.
ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR
MAIL AS SET FORTH BELOW:
Email: BSIclaims@travelers.com
Fax: (888) 460-6622
Mail: Travelers Bond & Specialty Insurance Claim
385 Washington St. – Mail Code 9275-NB03F
St Paul, MN 55102
Travelers Bond & Specialty Insurance Claim telephone number: 800-842-8496
ITEM 4	If “Not Covered” is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

		SINGLE LOSS	SINGLE LOSS
INSURING AGREEMENT		LIMIT OF	DEDUCTIBLE
		INSURANCE	AMOUNT
A. FIDELITY
Coverage A.1.	Larceny or Embezzlement	$3,000,000	$25,000
Coverage A.2.	Restoration Expenses	Not Covered
B. ON PREMISES		$3,000,000	$25,000
C. IN TRANSIT		$3,000,000	$25,000

IVBB-15001 Ed. 01-16	Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

	D. FORGERY OR ALTERATION		$3,000,000	$25,000
	E. SECURITIES		$3,000,000	$25,000
	F. COUNTERFEIT MONEY
	AND COUNTERFEIT MONEY ORDERS		$3,000,000	$25,000
	G. CLAIM EXPENSE		$25,000	$0
	H. STOP PAYMENT ORDERS OR
	WRONGFUL DISHONOR OF CHECKS		$25,000	$5,000
	I. COMPUTER SYSTEMS
	Coverage I.1.	Computer Fraud	$3,000,000	$25,000
	Coverage I.2.	Fraudulent Instructions	$3,000,000	$25,000
	Coverage I.3.	Restoration Expense	Not Covered
	J. UNCOLLECTIBLE ITEMS OF DEPOSIT		$25,000	$10,000
ITEM 5	PREVIOUS BONDS OR POLICIES:
	The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond
	or policy numbers:
	Not Applicable
	such cancellation or termination to be effective as of the time this bond becomes effective.
ITEM 6	DISCOVERY PERIOD:
	Additional Premium Percentage:	100% of the annualized premium
	Additional Months:	12 months
	(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7 FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19005-0116; IVBB-19010-0116; IVBB-19044-0518; IVBB-19045-0319; IVBB-18023-1217; IVBB-17022-1019

PRODUCER INFORMATION:

ARC EXCESS & SURPLUS LLC
113 S SERVICE RD
JERICHO, NY 11753

Countersigned By
IVBB-15001 Ed. 01-16	Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

President, Bond & Specialty Insurance                            Corporate Secretary

IVBB-15001 Ed. 01-16	Page 3 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond
Table of Contents

I.	CONSIDERATION CLAUSE			3
II.	INSURING AGREEMENTS			3
	A.	FIDELITY		3
		Coverage A.1.	Larceny or Embezzlement	3
		Coverage A.2.	Restoration Expenses	3
	B.	ON PREMISES		3
	C.	IN TRANSIT		4
	D.	FORGERY OR ALTERATION		4
	E.	SECURITIES		4
	F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS		5
	G.	CLAIM EXPENSE		5
	H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS		5
	I.	COMPUTER SYSTEMS		6
		Coverage I.1.	Computer Fraud	6
		Coverage I.2.	Fraudulent Instructions	6
		Coverage I.3.	Restoration Expenses	6
	J.	UNCOLLECTIBLE ITEMS OF DEPOSIT		6
III.	GENERAL AGREEMENTS			6
	A.	ORGANIC GROWTH		6
	B.	CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS		7
	C.	REPRESENTATION OF INSURED		7
	D.	JOINT INSURED		7
	E.	COURT COSTS AND ATTORNEY’S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND		8
IV.	DEFINITIONS			8
V.	EXCLUSIONS			16
VI.	CONDITIONS			19
	A.	ADDITIONAL COMPANIES INCLUDED AS INSURED		19
	B.	DISCOVERY		19
	C.	BOND PERIOD		20
	D.	SINGLE LOSS		20
	E.	SINGLE LOSS LIMIT OF INSURANCE		20
	F.	DEDUCTIBLE		20
	G.	NON-ACCUMULATION OF LIMITS		20
	H.	NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS		20

IVBB-16001 Ed. 01-16	Page 1 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

I.	VALUATION	21
J.	ASSIGNMENT	22
K.	SUBROGATION	22
L.	RECOVERIES	22
M.	COOPERATION	23
N.	ANTI-BUNDLING	23
O.	LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE	23
P.	OTHER INSURANCE OR INDEMNITY	23
Q.	COVERED PROPERTY	24
R.	CANCELATION, TERMINATION, CHANGE OR MODIFICATION	24
S.	DISCOVERY PERIOD	25
T.	HEADINGS	25

IVBB-16001 Ed. 01-16	Page 2 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

 Investment Company Bond
with Extended Coverages

I. CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of an agreed premium and subject to the Declarations and pursuant to all the terms, conditions, exclusions and limitations of this bond, the Company agrees to indemnify the Insured as set forth in ITEM 1 of the Declarations (herein called Insured) for:

II. INSURING AGREEMENTS

A.	FIDELITY

Coverage A.1. Larceny or Embezzlement

Loss resulting directly from Larceny or Embezzlement committed by an Employee acting alone or in collusion with others.

Coverage A.2. Restoration Expenses

Restoration Expenses incurred by the Insured and resulting directly from a Computer Violation by an Employee.

B.	ON PREMISES
1.	Loss of Property resulting directly from:
a.	robbery, burglary, mysterious unexplainable disappearance or misplacement and damage or destruction; or
b.	theft, false pretenses, or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the Property was surrendered,

while the Property is lodged or deposited within offices or premises located anywhere. The premises of a Depository will be deemed premises of the Insured, but solely as respects loss of Certificated Securities. Coverage for Certificated Securities held by such Depository is limited to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository. The Company will not be liable under Insuring Agreement B for loss in connection with the central handling of securities within the systems established and maintained by any Depository unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss.

This bond does not afford any coverage in favor of any Depository or exchange or any nominee in whose name is registered any security included within the Depository’s systems.

2.	Direct loss, through any hazard specified in Insuring Agreement B.1. of any Property while such Property is within any of the Insured's or an Investment Adviser’s offices and in the possession of any customer of the Insured, any representative of such customer or any Employee whether or not the Insured is liable for the loss thereof, and provided such loss, at the option of the Insured, is included in the Insured's proof of loss, but excluding, in any event, loss caused by such customer, any representative of such customer, or any Employee.

IVBB-16001 Ed. 01-16	Page 3 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

C.	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) resulting directly from robbery, larceny, theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as Messenger, except while in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination, but only while the Property is being conveyed.

D.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

1.	Negotiable Instrument (except an Evidence of Debt);
2.	Certificate of Deposit;
3.	Letter of Credit;
4.	Withdrawal Order;
5.	Acceptance;
6.	receipt for the withdrawal of Property; or
7.	instruction or advice directed to the Insured or an Investment Adviser and purportedly signed by a Customer of the Insured or by a Financial Institution, which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in 1. through 7. above by the Insured is a condition precedent to the Insured’s having relied on the items.

E.	SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1.	acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any Original Written document that is a (an):
a.	Certificated Security;
b.	Document of Title;
c.	deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;
d.	Certificate of Origin or Title;
e.	Certificate of Deposit;
f.	Evidence of Debt;
g.	corporate, partnership, or personal Guarantee;
h.	Security Agreement;

IVBB-16001 Ed. 01-16	Page 4 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

i.	Instruction;
j.	Statement of Uncertificated Security, that
(1)	bears a handwritten signature material to the validity or enforceability of the Original Written document that is a Forgery, but only to the extent the Forgery causes the loss;
(2)	is altered, but only to the extent the alteration causes the loss; or
(3)	is lost or stolen;
2.	guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in items 1.a. through 1.i. above; or
3.	acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an Investment Adviser, a Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured's having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America and its territories and possessions, Canada or any other country, or of Counterfeit money orders denominated in United States or Canadian currency.

G.	CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under any Insuring Agreement covered under this bond, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement. Such expenses include costs incurred (including necessary wages of Employees) for that part of audits or examinations performed, whether or not required by State or Federal supervisory authorities and conducted either by such authorities or by independent accountants, by reason of the discovery of loss sustained by the Insured.

H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS

Damages that the Insured becomes legally liable to pay its customers resulting directly from the Insured or an Investment Adviser having:

1.	failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check or draft made or drawn by such customer; or
2.	wrongfully dishonored or wrongfully failed to certify any check or draft made or drawn by the customer of the Insured or any authorized representative of such customer.

Notwithstanding any other provision of this bond, damages under paragraph 2. above do not include the amount of any check or draft in question, or any amounts paid to the payee, endorser, or accommodation party of such check or draft.

IVBB-16001 Ed. 01-16	Page 5 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

I.	COMPUTER SYSTEMS

Coverage I.1. Computer Fraud

Loss resulting directly from Computer Fraud.

Coverage I.2. Fraudulent Instructions

Loss resulting directly from the Insured or an Investment Adviser having, in good faith, caused a transfer of funds as a result of a Fraudulent Instruction when the Insured or an Investment Adviser, prior to causing the transfer of the funds, used its best efforts to verify the identity of the person transmitting the instruction; provided that if the instruction is purported to be from a Customer, the Insured, or an Investment Adviser:

a.	performed a Callback Verification with respect to such instruction; or
b.	followed commercially reasonable Security Procedures applicable to the transaction and instruction.

Such Fraudulent Instruction received and, if applicable, Callback Verification performed, must be either recorded, logged, or documented by the Insured or an Investment Adviser.

Coverage I.3. Restoration Expenses

Restoration Expenses incurred by the Insured or an Investment Adviser and resulting from a Computer Violation by someone other than an Employee.

J.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss, including dividends and interest accrued not to exceed 15% of the value of each Item of Deposit that is deposited, resulting directly from the Insured or Investment Adviser having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit that prove to be uncollectible, provided that the crediting of such account causes:

1. redemptions or withdrawals to be permitted;

2. shares to be issued; or

3. dividends to be paid.

It is a condition precedent to coverage under this Insuring Agreement that the Insured or Investment Adviser hold funds represented in Items of Deposit for the maximum number of days allowable under Regulation CC before permitting any redemptions or withdrawals, or issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit will not be deemed to be uncollectible until the Insured’s or Investment Adviser’s standard collection procedures have failed.

This Insuring Agreement applies to Insureds with exchange privileges if all funds in the exchange program are insured by the Company for Uncollectible Items of Deposit. Regardless of the number of transactions between funds, the maximum number of days allowable under Regulation CC begins from the date a deposit was first credited to any fund in the exchange program.

III. GENERAL AGREEMENTS

A. ORGANIC GROWTH

If an Insured or Investment Adviser, while this bond is in force, adds additional Employees other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or

IVBB-16001 Ed. 01-16	Page 6 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

liabilities of, another institution, such Employees will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

B.	CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

If the Insured or an Investment Adviser, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a “Transaction”), coverage under this bond for loss which:

1.	has occurred or will occur in the offices or premises of such institution;
2.	has been caused or will be caused by any employee or employees of such institution; or
3.	has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

is provided as follows:

a.	Automatic Loss Sustained Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 60 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

b.	Automatic Discovery Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

C.	REPRESENTATION OF INSURED

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

D.	JOINT INSURED

This bond does not indemnify or hold harmless any Insured for loss sustained by an Investment Adviser, or by a proprietorship, partnership or corporation that is owned, controlled or operated by such Insured, and not named as an Insured hereunder, except as may be provided on a limited basis within General Agreement B., but this paragraph does not apply to loss sustained by a nominee organized by an Insured hereunder other than a holding company.

If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured fully releases the Company on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered the first named Insured. In the absence of an Insured

IVBB-16001 Ed. 01-16	Page 7 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

being specifically next named, the Insured entity having the greatest consolidated assets of all remaining Insureds then becomes the first named Insured. Knowledge possessed or discovery made by any Insured or Investment Adviser constitutes knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Company for loss or losses sustained by all Insureds will not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

E.	COURT COSTS AND ATTORNEY’S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND

The Company will indemnify the Insured against court costs and reasonable attorney’s fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured's liability, or alleged liability, on account of any loss, claim or damage that, if established against the Insured, would constitute a collectible loss under this bond in excess of any Single Loss Deductible Amount, provided, however, that with respect to Insuring Agreement A this indemnity will apply only in the event that:

1.	an Employee admits to being guilty of Larceny or Embezzlement;
2.	an Employee is adjudicated to be guilty of Larceny or Embezzlement; or
3.	in the absence of 1. or 2. above, an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

Such indemnity is in addition to the Single Loss Limit of Insurance for the applicable Insuring Agreement or Coverage.

The Insured or an Investment Adviser must notify the Company promptly after notice thereof, of any such suit or legal proceeding and at the request of the Company will furnish it with copies of all pleadings and other papers therein. At the Company's election the Insured will permit the Company to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Company's selection. In such event, the Insured and Investment Adviser will give all reasonable information and assistance, other than pecuniary, that the Company deems necessary to the defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, then the liability of the Company under this General Agreement E. is limited to the proportion of court costs and attorney’s fees incurred and paid by the Insured or by the Company that the amount recoverable under this bond bears to the total amount of the Insured’s liability or alleged liability. Any amount not recoverable by reason of the Insured’s liability or alleged liability being greater than the amount recoverable under any insuring agreement of this bond, does not serve to reduce the Single Loss Deductible Amount applicable to such Insuring Agreement or Coverage.

If the Company pays court costs and attorney’s fees in excess of its proportionate share of such costs and fees, the Insured will promptly reimburse the Company for such excess.

IV. DEFINITIONS

As used in this bond:

A.	Acceptance means a Written draft that the drawee has, by signature thereon, engaged to honor as presented.
B.	Bond Period has the meaning set forth in section VI. CONDITIONS, C. BOND PERIOD.
C.	Callback Verification means a verbal conversation with the purported Customer, using a PreDetermined Telephone Number, to verify the identity of the Customer and the authenticity of a funds transfer request.

IVBB-16001 Ed. 01-16	Page 8 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

D.	Certificate of Deposit means a Written acknowledgment by an Insured or a Financial Institution of receipt of Money with an engagement to repay it.
E.	Certificate of Origin or Title means a Written document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.
F.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:
1.	represented by a Written instrument issued in bearer or registered form;
2.	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
G.	Computer Fraud means an intentional, unauthorized, and fraudulent entry of data or computer instructions directly into, or change of data or computer instructions within, a Computer System by a natural person or entity other than an Employee, including any such entry or change made via the internet or a Network, provided that such entry or change causes:
1.	Property to be transferred, paid, or delivered;
2.	an account of the Insured, or of its customer, to be added, deleted, debited or credited; or
3.	an unauthorized or fictitious account to be debited or credited.
H.	Computer System means:
1.	any computer; and
2.	any input, output, processing, storage or communication device, or any related network, operating system or application software, that is connected to, or used in connection with, such computer, that is rented by, owned by, leased by, licensed to, or under the direct operational control of, the Insured or an Investment Adviser.
I.	Computer Violation means:
1.	the introduction of a Computer Virus into a Computer System; or
2.	damage to, or destruction of, computer programs, software or other electronic data stored within a Computer System by a natural person, who has:
a.	gained unauthorized access to such Computer System; or
b.	authorized access to such Computer System but uses such access to cause such damage or destruction.
J.	Computer Virus means any malicious code that could destroy, alter, contaminate, or degrade the integrity, quality, or performance of:
1.	electronic data used, or stored, in any Computer System or network; or
2.	a computer network, any computer application software, or a computer operating system or related network.
K.	Counterfeit means a Written imitation of an actual, valid, or verifiable Original that is intended to deceive and to be taken as the Original.

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L.	Custodian means an institution designated by an Insured or an Investment Adviser to maintain possession and control of the Insured’s assets.
M.	Customer means, only with respect to Insuring Agreement I.2., an entity or natural person that has a Funds Transfer Agreement with the Insured or with an Investment Adviser.
N.	Depository means a clearing corporation that is:
1.	registered with the Securities Exchange Commission as a clearing agency under section 17A of the Securities Exchange Act of 1934 (15 U.S.C. 78q-1); or
2.	a Federal Reserve Bank or other person or entity authorized to operate the federal book entry system described in the regulations of the Department of Treasury codified at 31 CFR 357, Subpart B, or book-entry systems operated pursuant to comparable regulations of other federal agencies.
O.	Document of Title means a Written document that is a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other Written document that in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession that are either identified or are fungible portions of an identified mass.
P.	Electronic Data Processor means a natural person, partnership or corporation authorized in writing by the Insured or an Investment Adviser to perform services as a data processor of checks presented to the Insured by a customer or Financial Institution, but excluding any such processor who acts as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, A Federal Reserve Bank or clearinghouse will not be construed to be an Electronic Data Processor.
Q.	Electronic Record means information that is created, generated, sent, communicated, received, or stored by electronic means, and is retrievable in perceivable form.
R.	Employee means:
1.	an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 60 days after such individual’s termination of service, provided such termination is not due to employee fraud or dishonesty;
2.	a guest student or intern pursuing studies or duties in any of the Insured’s or an Investment Adviser’s offices or premises covered hereunder, while such person is performing services for the Insured;
3.	any attorney retained by the Insured or an Investment Adviser, and any employee of such attorney, but only while performing legal services for the Insured;
4.	any natural person assigned to perform the usual duties of an employee within the premises of the Insured or an Investment Adviser and under the Insured’s supervision, by contract, including such persons provided by any employment agency furnishing temporary personnel to the Insured or an Investment Adviser on a contingent or part-time basis, and including a natural person who is leased to the Insured or an Investment Adviser under a written agreement between the Insured and a labor leasing firm to perform duties related to the conduct of the Insured’s business; (all such natural persons provided by a single employment agency or labor leasing firm will collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Condition R.2.);
5.	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, or, subject to General Agreement B., after the effective date of this bond, but only with respect to acts while an employee of such institution and which acts caused said institution to

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      sustain a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;

6.	each natural person, partnership, or corporation authorized by the Insured or an Investment Adviser to perform services as an Electronic Data Processor (each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor will collectively be deemed to be one Employee for all the purposes of this bond, except with respect to Condition R.2.);
7.	any director or trustee of an Insured, Investment Adviser, underwriter (distributor), transfer agent, shareholder accounting record keeper, or administrator authorized by Written agreement with the Insured to keep financial or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured;
8.	any natural person who is a volunteer, while such person is subject to the Insured’s direction and control and is performing services for the Insured;
9.	any natural person who is a former employee retained as a consultant, pursuant to a written agreement with the Insured, while that person is subject to the Insured’s direction and control and performing services for the Insured; and
10.	any officer, partner, or employee of:
a.	an Investment Adviser;
b.	an underwriter (distributor);
c.	a transfer agent or shareholder accounting record-keeper; or
d.	an administrator authorized by written agreement to keep financial or other required records,

for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the Investment Adviser, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such Employee while on leave, regardless of whether such person remains subject to the Insured’s direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S.	Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured or an Investment Adviser that in the regular course of business is treated as evidencing the customer's debt to the Insured.
T.	Financial Institution means:
1.	a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or
2.	a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

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provided that Financial Institution does not include any such entity, institution or organization that is an Insured or an Investment Adviser.

U.	Forgery means signing the name of another person or organization with a handwritten signature directly applied to a Written document without authority, and with the intent to deceive.

A signature written on an electronic pad that captures the signature for purposes of creating an electronic digitized image of a handwritten signature, or a reproduction of a handwritten signature, is treated the same as a handwritten signature. Any other form of electronic signature or digital signature is not treated the same as a handwritten signature.

Forgery does not mean a signature that consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

V.	Fraudulent Instruction means an intentional, fraudulent and unauthorized instruction directed to the Insured or an Investment Adviser, that is:
1.	transmitted via telefacsimile, and:
a.	purports and reasonably appears to be from a Customer, a Financial Institution, or another office of the Insured;
b.	was in fact transmitted by someone other than a Customer, a Financial Institution, or another office of the Insured; and
c.	purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer that proves to have been used by an unauthorized person; or
2.	transmitted verbally, via telephone, and purports to be from:
a.	an officer, director, partner or employee of a Customer, who is authorized by the Customer to instruct the Insured or an Investment Adviser to make such a transfer;
b.	a Customer who is a natural person; or
c.	an Employee in another office of the Insured who was authorized by the Insured to instruct other Employees to transfer funds on deposit in a Customer’s account; and was received by an Employee specifically designated to receive and act upon such instructions, but was in fact transmitted by someone other than a person described in paragraph V.2.; or

3.	transmitted via electronic mail and purports and reasonably appears to be from a Customer of the Insured, but was in fact transmitted by someone other than such Customer.

Fraudulent Instruction does not include any instruction that purports to be from a Customer unless the instruction is transmitted by a method that is authorized in the Funds Transfer Agreement between the Insured and the Customer.

W.	Funds Transfer Agreement means an agreement, signed by the Customer, that:
a.	authorizes the Insured or an Investment Adviser to rely on instructions transmitted by either voice, telefacsimile or electronic mail to make funds transfers; and
b.	provides the Insured or an Investment Adviser with the names of persons authorized to initiate funds transfers.

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X.	Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a Financial Institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.
Y.	Instruction means a Written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
Z.	Investment Adviser means any entity defined in §202(a)(11) of, and registered under, the Investment Advisers Act of 1940, as amended, but only while acting on behalf of the Insured.
AA.	Item of Deposit means any checks or drafts deposited into the account of a customer, shareholder or subscriber.
BB.	Larceny or Embezzlement means larceny or embezzlement as defined in the Investment Company Act of 1940, §37 as amended.
CC.	Letter of Credit means an engagement in writing by a Financial Institution or other person made at the request of a customer that the Financial Institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.
DD.	Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.
EE.	Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s or Investment Adviser’s premises and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.
FF.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
GG.	Negotiable Instrument means a Written document, that:
1.	is signed by the maker or drawer;
2.	contains an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;
3.	is payable on demand or at a definite time; and
4.	is payable to order or bearer.

Negotiable Instrument also means a counterfeit check or Substitute Check.

HH.	Network means any and all services provided by or through the facilities of any electronic or computer communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), National Automated Clearing House Association (NACHA) and similar interbank payment or settlement systems, including any shared networks, internet access facilities, or other similar facilities for such systems in which the Insured participates, allowing the input, output, examination, or transfer of data or programs from one computer to a Computer System.
II.	Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.
JJ.	Pre-Determined Telephone Number means a telephone number that:
1.	was provided by the Customer when the Customer opened the account with the Insured or an Investment Adviser;

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2.	was provided in person by the Customer after the Customer opened the account with the Insured or an Investment Adviser, while physically present on the Insured’s or Investment Adviser’s premises and while presenting a government-issued photo identification;
3.	was provided in a Funds Transfer Agreement;
4.	replaced a telephone number previously provided for the Customer’s account, provided that confirmation of the legitimacy of the change was achieved through direct contact with the Customer at a telephone number described in paragraph JJ.1., JJ.2. or JJ.3. above; or
5.	replaced a telephone number previously provided for the Customer’s account and was received by the Insured or the Investment Adviser at least 30 days prior to the receipt of the Fraudulent Instruction.
KK.	Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether Written or recorded electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property that are not hereinbefore enumerated.
LL.	Restoration Expenses means reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to restore, replace or reproduce damaged or destroyed computer programs, software or other electronic data stored within a Computer System, or that the Insured owns, holds or is responsible for, to the condition that existed immediately preceding a Computer Violation; provided that if it is determined by the Insured or Investment Adviser that such computer programs, software or other electronic data cannot reasonably be restored, replaced or reproduced, then Restoration Expenses means only the reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to reach such determination.

Restoration Expenses do not include:

1.	expenses incurred as a result of the reconstruction of computer programs, software, or other electronic data that the Insured did not have a license to use;
2.	expenses incurred to restore, replace, or reproduce damaged or destroyed computer programs, software or other electronic data if such damage or destruction was caused by computer programs, software, or other electronic data that the Insured did not have a license to use;
3.	expenses incurred to design, update, improve, or perfect the operation or performance of computer programs, software, or other electronic data; or
4.	expenses incurred to redo the work product, research, or analysis that was the basis of, or resulted in, any computer programs, software, or other electronic data stored.
MM.	Security Agreement means a Written agreement that creates an interest in personal property or fixtures and that secures payment or performance of an obligation.
NN.	Security Procedure means the Insured’s or Investment Adviser’s established authentication process, other than voice recognition, that requires the use of algorithms or other codes, identifying words or numbers, encryption, or similar security devices or procedures. The following are not considered a Security Procedure:
1.	a general statement that the Insured or Investment Adviser may establish security procedures;
2.	a statement that the Insured or Investment Adviser may perform a callback or other security procedure; or
3.	a statement that the Insured or Investment Adviser will only accept requests from persons named on the account.

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OO.	Single Loss has the meaning set forth in section VI. CONDITIONS, D. SINGLE LOSS.
PP.	Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated Security containing:
1.	a description of the issue of which the Uncertificated Security is a part;
2.	the number of shares or units:
a.	transferred to the registered owner;
b.	pledged by the registered owner to the registered pledgee;
c.	released from pledge by the registered pledgee;
d.	registered in the name of the registered owner on the date of the statement; or
e.	subject to pledge on the date of the statement;
3.	the name and address of the registered owner and registered pledgee;
4.	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject to, or a statement that there are none of those liens, restrictions or adverse claims; and
5.	the date:
a.	the transfer of the shares or units to the new registered owner of the shares or units was registered;
b.	the pledge of the registered pledgee was registered; or
c.	of the statement, if it is a periodic or annual statement.
QQ.	Substitute Check means a paper reproduction of an Original Written check as defined in the Check Clearing for the 21st Century Act of 2003, as amended.
RR.	Transportation Company means any organization that provides its own or leased vehicles for transportation or that provides freight forwarding or air express services.
SS.	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:
1.	not represented by a Written instrument issued in bearer or registered form and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
2.	of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
TT.	Withdrawal Order means a non-negotiable Written instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.
UU.	Written means expressed through letters or marks placed upon paper and visible to the eye. It does not include information contained in an Electronic Record, or only with respect to Insuring Agreement D, information communicated via telefacsimile.

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V. EXCLUSIONS

A.	This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F or G.
B.	This bond does not cover loss due to war, invasion, acts of foreign enemies, hostilities (whether war is declared or not), civil war, rebellion, revolution, insurrection, military or usurped power, confiscation, nationalization, requisition, or destruction of, or damage to, property by or under the order of any government, public or local authority, unless such loss occurs in transit in the circumstances recited in Insuring Agreement C and unless, when such transit was initiated, there was no knowledge of such act or condition related to any of the foregoing on the part of any person acting for the Insured in initiating such transit.
C.	This bond does not cover loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological, or chemical contamination or to any related act or incident.
D.	This bond does not cover loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned, or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured.
E.	This bond does not cover loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud, or false pretenses, except when covered under Insuring Agreement A or E.
F.	This bond does not cover loss caused by an Employee, except:
1.	when covered under Insuring Agreement A.; or
2.	when covered under Insuring Agreement B. or C. and resulting directly from mysterious unexplainable disappearance or misplacement, or unintentional destruction of or damage to Property.
G.	This bond does not cover loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification cash management or other cards:
1.	in obtaining credit or funds;
2.	in gaining access to any automated teller machine; or
3.	in gaining access to any point of sale terminal, customer-bank communication terminal, or similar electronic terminal of any electronic funds transfer system, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement A.
H.	This bond does not cover loss through the surrender of Property away from an office of the Insured or an Investment Adviser as a result of a threat:
1.	to do bodily harm to any person, except loss of Property in transit in the custody of a Messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or
2.	to do damage to the premises or property of the Insured,

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except when covered under Insuring Agreement A.

I.	This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured or an Investment Adviser at the time of such payment or withdrawal, or except when covered under Insuring Agreement A.
J.	This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer's account involving items of deposit that are not finally paid for any reason, including forgery or any other fraud, except when covered under Insuring Agreement A or J, however, this exclusion does not apply to United States Government checks or drafts that are returned to the Insured by the United States Government for any reason after the funds for said checks or drafts have been remitted to the Insured or credited to the Insured’s account.
K.	This bond does not cover loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement A, D, but only as respects Negotiable Instruments (except Evidences of Debt or Substitute Checks), E or F.
L.	This bond does not cover loss of Property while:
1.	in the mail;
2.	in the custody of any Transportation Company, unless covered under Insuring Agreement C provided however that non-negotiable instruments while in the possession and custody of any Transportation Company will be deemed to be covered under Insuring Agreement C; or
3.	located on the premises of any Transportation Company, except when covered under Insuring Agreement A.

M.	This bond does not cover potential income, including interest and dividends not realized by the Insured.
N.	This bond does not cover damages of any type for which the Insured is legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond.
O.	This bond does not cover any fees, costs, or other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond except when covered under Insuring Agreement G.
P.	This bond does not cover indirect or consequential loss of any nature.
Q.	This bond does not cover loss resulting from any violation by the Insured or by any Employee:
1.	of law regulating: (i) the issuance, purchase or sale of securities; (ii) securities transactions upon security exchanges or over the counter market; (iii) investment companies; or (iv) investment advisers; or
2.	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts that caused said loss involved fraudulent or dishonest conduct that would have caused a covered loss to the Insured in a similar amount in the absence of such laws, rules or regulations.
R.	This bond does not cover loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured or an Investment Adviser, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreement A or B.1.a.
S.	This bond does not cover loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E or I.

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T.	This bond does not cover under Insuring Agreement I, in addition to all of the other exclusions, loss:
1.	resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System, who acts in good faith on instructions or advices received by telegraph, teletype, human voice over a telephone, or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured or an Investment Adviser to design, develop, prepare, supply, service, write, or implement programs for the Computer System, except when covered under Insuring Agreement I.2.;
2.	caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services; or
3.	resulting directly or indirectly from entries or changes made by an Employee acting in good faith on any electronic communication, unless such instructions are purportedly sent by a customer, Financial Institution, or automated clearing house, except when covered under Insuring Agreement I.2.
U.	This bond does not cover loss resulting directly or indirectly from Computer Fraud or mechanical breakdown or failure to function properly of any Computer System, except when covered under Insuring Agreement A, B, or I.
V.	This bond does not cover under Insuring Agreement I.2., in addition to all of the other exclusions, loss resulting directly or indirectly from the Insured’s or an Investment Adviser’s assumption of liability by contract unless the liability arises from a loss covered by Insuring Agreement I.2. and would be imposed on the Insured regardless of the existence of the contract.
W.	This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, customer lists, customer’s intellectual property, confidential processing methods, formulas, patents, computer programs, negatives, drawings, manuscripts, prints and other records of a similar nature, whether such confidential information is owned by the Insured or an Investment Adviser or held by the Insured or Investment Adviser in any capacity including concurrently with another person.
X.	This bond does not cover expenses arising from a data security breach or incident, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws, payment card industry data security standards (if applicable), or expenses related to notifying affected individuals when the affected individual’s personally identifiable customer, financial or medical information was stolen, accessed, downloaded, or misappropriated while in the Insured’s care, custody, or control.
Y.	This bond does not cover under Insuring Agreement A.1., in addition to all of the other exclusions, loss resulting directly or indirectly from the alleged or actual destruction of Property by an Employee.
Z.	This bond does not cover loss, costs, or expenses the Insured or an Investment Adviser agrees to incur, or incurs on behalf of another person or entity, when the Insured is not legally obligated to incur such loss, costs, or expenses under the Uniform Commercial Code or any other common, case, or tort law, statute, rule, or code anywhere in the world, including any rule or code of any clearing or similar organization; except when covered under Insuring Agreement I.2.
AA.	This bond does not cover loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee as to whom the bond has terminated pursuant to Condition R. Cancelation, Termination, Change or Modification, provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time the bond terminated or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time the bond terminated.
BB.	This bond does not cover loss resulting from the unauthorized online Network, Computer System or internet access to a customer account maintained by the Insured, through the use of fraudulently obtained customer login, identification, password, or authentication information, except where such

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information has been obtained directly from unauthorized fraudulent access to a secure file containing such information on a Computer System, except when covered under Insuring Agreement I.2.

CC.	This bond does not cover damages resulting from any civil, criminal, or other legal proceeding in which the Insured or Investment Adviser is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances that result directly in a loss to the Insured covered by Insuring Agreement A. For purposes of this exclusion, "racketeering activity" is defined in 18 U.S.C. 1961 et seq., as amended.
DD.	This bond does not cover any loss resulting directly or indirectly from a Fraudulent Instruction except when covered under Insuring Agreement I.2.
EE.	This bond does not cover loss or expenses due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public information by the Insured, an Investment Adviser, or any Employee, or as a result of any Employee acting upon such information, whether or not authorized.
FF.	This bond does not cover loss resulting directly or indirectly from the input of an Electronic Record into a Computer System, either on the premises of a customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

VI. CONDITIONS

A.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership, or person, or any combination of them are included as the Insured herein:

1.	the total liability of the Company for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable hereunder if all such loss were sustained by any one of them;
2.	the Insured first named will be deemed authorized to make, adjust and receive and enforce payment of all claims under the bond and will be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms of this bond, provided however that the Company will furnish each named Insured with a copy of the bond and with any amendment to the bond, together with a copy of each formal filing of claim by any Insured and notification of the terms of any settlement of a claim prior to the execution of such settlement;
3.	the Company will not be responsible for the proper application of any payment made hereunder to the first named Insured; and
4.	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured will for the purposes of Condition B., Condition H. or Condition R. of this bond constitute knowledge or discovery by all the Insureds.
B.	DISCOVERY

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when an officer or director of the Insured or of an Investment Adviser first becomes aware of facts that would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when an officer or director of the Insured or an Investment Adviser receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances that, if true, would constitute a loss under this bond.

IVBB-16001 Ed. 01-16	Page 19 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

C.	BOND PERIOD

Bond Period means the period of one year following the inception date of this bond or any annual anniversary thereof, or if the time between the inception or annual anniversary date and the expiration date of this bond is less than one year, then such lesser period.

D.	SINGLE LOSS

Single Loss means all covered loss, including court costs and attorney’s fees incurred by the Company under General Agreement E., resulting from:

1.	any one act or series of related acts of burglary, robbery, or attempt thereat, in which no Employee is implicated;
2.	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property;
3.	all acts or omissions other than those specified in 1. and 2. above, caused by any person (whether an Employee or not) or in which such person is implicated; or
4.	any one casualty or event not specified in 1., 2., or 3. above.
E.	SINGLE LOSS LIMIT OF INSURANCE

The Company's liability for each Single Loss will not exceed the applicable Single Loss Limit of Insurance set forth in ITEM 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the Single Loss Limit of Insurance for each applicable Insuring Agreement or Coverage will apply separately to that part of the loss covered under such Insuring Agreement or Coverage, provided that the maximum payable for such Single Loss will not exceed the largest applicable Single Loss Limit of Insurance.

F.	DEDUCTIBLE

The Company is liable hereunder only for the amount by which any Single Loss exceeds the Single Loss Deductible Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the applicable Single Loss Limit of Insurance.

If a Single Loss is covered under more than one Coverage within an Insuring Agreement, the Single Loss Deductible Amount set forth in ITEM 4 of the Declarations for each applicable Coverage will apply separately to the part of such Single Loss covered under such Coverage, however the sum of such Single Loss Deductible Amounts for such Single Loss will not exceed the highest applicable Single Loss Deductible Amount for any such Coverage.

The Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any loss of the kind covered by the terms of this bond that exceeds 25% of the Single Loss Deductible Amount applicable to such loss, whether or not the Company is liable therefor, and upon the request of the Company will file with it a brief statement giving the particulars concerning such loss.

G.	NON-ACCUMULATION OF LIMITS

The Single Loss Limit of Insurance of the Company is not cumulative in amount from Bond Period to Bond Period, regardless of the number of years this bond is in force, the number of times this bond may be renewed or replaced, or the number of premiums that are payable or paid.

H.	NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS
1.	At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or Investment Adviser must give the Company notice thereof.

IVBB-16001 Ed. 01-16	Page 20 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

2.	Within six months after such discovery, the Insured or Investment Adviser must furnish to the Company proof of loss, duly sworn to, with full particulars.
3.	Lost Certificated Securities listed in a proof of loss will be identified by certificate or bond numbers if such securities were issued therewith.
4.	Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E., or to recover attorney’s fees paid in any such suit, will be brought within 24 months from the date upon which the judgment and such suit will become final.
5.	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.
6.	This bond is for the use and benefit only of the Insured, and the Company will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceedings will be brought hereunder by anyone other than the Insured.
I.	VALUATION
1.	Money

Any loss of Money, or loss payable in Money, will be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the U.S. dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

2.	Securities

The Company will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day that the loss is settled. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or, at the option of the Insured, arbitration.

If the applicable coverage of this bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

If, at the instance of the Company, the Insured or any customer of the Insured becomes principal upon any bonds, or gives any undertakings, required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Company is liable under this bond, the Company will become surety upon such bonds or undertakings without premium charge and will indemnify the Insured or such customer against any loss that the Insured or such customer may sustain by reason of having become principal upon any such bonds or having given any such undertakings. The amount of indemnity under this paragraph will not exceed the amount stated in ITEM 4 of the Declarations for the applicable Insuring Agreement.

3.	Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Company will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other

IVBB-16001 Ed. 01-16	Page 21 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

materials plus the cost of labor for the actual transcription or copying of data that have been furnished by the Insured in order to reproduce such books and other records.

4.	Property other than Money, Securities, Books of Account or Other Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, except damage covered under Insuring Agreement B.2. or B.3., the Company will not be liable for more than the actual cash value of such Property. The Company may, at its election, pay the actual cash value of, repair or replace such Property.

With respect to damage of Property covered under Insuring Agreement B.2., the Company will be liable for the full cost of repair or replacement of such Property, without deduction for depreciation.

Disagreement between the Company and the Insured as to the cash value, replacement value or as to the adequacy of repair or replacement will be resolved by agreement or, at the option of the Insured, arbitration.

J.	ASSIGNMENT

In the event of payment under this bond, the Insured or Investment Adviser will deliver, if so requested by the Company, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

K.	SUBROGATION

In the event of payment under this bond, the Company will be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment. If the rules of a Depository provide that the Insured will be assessed for a portion of any judgment (or agreed settlement) taken by the Company based upon the assignment set forth in Condition J. above and the Insured actually pays such assessment, the Company will reimburse the Insured for the amount of the assessment. However, such reimbursement will not exceed the amount of the loss payment by the Company.

L.	RECOVERIES
1.	All recoveries, whether effected by the Company or by the Insured will be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:
a.	first, to the Insured to reimburse the Insured for loss sustained that would have been paid under this bond but for the fact that such loss is in excess of the Single Loss Limit of Insurance, provided however, such loss does not include claim expense payments made by the Insured in excess of the Single Loss Limit of Insurance of Insuring Agreement G and such payments will not be deemed excess for purposes of establishing order of priority;
b.	second, to the Company in satisfaction of amounts paid or to be paid to the Insured in settlement of the Insured’s claim;
c.	third, to the Insured in satisfaction of any Single Loss Deductible Amount; and
d.	fourth, to the Insured in satisfaction of any loss not covered under this bond.
2.	Recovery on account of loss of securities as set forth in Condition I.2., or recovery from reinsurance or indemnity of the Company, will not be deemed a recovery as used herein.

In determining the amount of any loss covered under this bond, all Money received by the Insured from any source whatsoever in connection with any matter from which a loss has arisen, including payments and receipts of principal, interest, dividends, commission, and the like, received prior to a loss settlement under this bond, will be deducted from the amount actually paid out, advanced, withdrawn, taken or otherwise lost or stolen. The value of all property received by the Insured from any source whatever and

IVBB-16001 Ed. 01-16	Page 22 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

whenever received, in connection with any matter from which a loss has arisen, will be valued as of the date received and will likewise be deducted from the claimed loss.

M.	COOPERATION

Upon the Company's request, and at reasonable times and places designated by the Company, the Insured will:

1.	submit to examination by the Company and subscribe to the same under oath;
2.	produce for the Company's examination all pertinent records; and
3.	cooperate with the Company in all matters pertaining to the loss.

The Insured will execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein.

The Insured will do nothing after discovery of loss to prejudice such rights or causes of action and must do everything reasonably necessary to secure those rights and causes of action.

N.	ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature that is a Forgery, or that it be obtained through trick, artifice, fraud or false pretenses, the alteration, Counterfeit, or signature must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

O.	LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE

With respect to any Single Loss that is recoverable or recovered in whole or in part under any other bonds or policies issued by the Company to the Insured or to any predecessor in interest of the Insured and canceled or terminated or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Company under this bond and under such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Company and canceled, terminated or allowed to expire, the Company, with respect to any loss sustained prior to such cancelation, termination or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, will be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

P.	OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder applies only as excess over any valid and collectible insurance or indemnity obtained by:

1.	the Insured;
2.	anyone other than the Insured;
3.	a Transportation Company;
4.	another entity on whose premises the loss occurred or that employed the person causing the loss; or
5.	the messenger conveying the Property involved.

IVBB-16001 Ed. 01-16	Page 23 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

Q.	COVERED PROPERTY

This bond applies to loss of Property:

1.	that is owned by the Insured;
2.	that is held by the Insured in any capacity; or
3.	for which the Insured is responsible,

prior to or at the time of the occurrence of the loss. This bond is for the sole use and benefit of the Insured.

R.	CANCELATION, TERMINATION, CHANGE, OR MODIFICATION
1.	Cancelation
a.	This bond is canceled in its entirety immediately upon receipt by the Company of a Written notice from the Insured or an Investment Adviser of its desire to cancel this bond, provided the Insured or Investment Adviser has provided at least 60 days’ advance Written notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or Investment Adviser, however the cancelation will not be effective until 60 days after receipt of Written notice by all other Insureds.
b.	This bond is canceled in its entirety 60 days after the receipt by each Insured and the SEC, of a Written notice from the Company of its desire to cancel this bond.
c.	Coverage is canceled as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor 60 days after the receipt by the Insured and the SEC, of a written notice from the Company of its desire to cancel coverage under this bond as to such person.
2.	Termination
a.	This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.
b.	This bond terminates as to any Insured:
(1)	immediately upon the surrender of such Insured’s charter to any governmental authority; or
(2)	immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

whichever occurs first.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

c.	Coverage terminates as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor:
(1)	as soon as any Director or Officer or Insured not in collusion with such person, learns of any dishonest or fraudulent employment related act, including Larceny or Embezzlement; or
(2)	60 days after any director or officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent non-employment related act,

IVBB-16001 Ed. 01-16	Page 24 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

     including Larceny or Embezzlement, that resulted in a loss of Property in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person.

However, termination of coverage as to any Employee as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3.	Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by Written endorsement issued to form a part of this bond and including the signature of the Company's Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after Written notification has been furnished to the SEC by the Insured, Investment Adviser or the Company. If more than one Insured is named under this bond, the Company will give Written notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

S.	DISCOVERY PERIOD

At any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an Investment Adviser, or the Company, the Insured or an Investment Adviser may give to the Company written notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such cancelation or termination and will pay an additional premium therefor.

Upon receipt of such notice from the Insured or an Investment Adviser, the Company will give its written consent thereto; provided, that such additional period of time terminates immediately:

1.	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or
2.	upon any takeover of the Insured’s business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose, whichever occurs first, and without the necessity of the Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Company will refund on a pro-rata basis, any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any state or federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

The Company's total liability for any loss discovered during such additional period of time is part of, and not in addition to, the Single Loss Limit of Insurance of the Bond Period that terminates immediately preceding the effective date of such additional period.

T.	HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

IVBB-16001 Ed. 01-16	Page 25 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1.	The following entities are deleted from the list of Insureds:

2.	The following entities are added to the list of Insureds:

Advent Claymore Convertible Securities and Income Fund

Advent Claymore Enhanced Growth & Income Fund

Advent Claymore Convertible Securities and Income Fund II

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.
Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106723989
IVBB-19005 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION:

Loss resulting from the Insured accepting, paying, or cashing any Negotiable Instrument or Withdrawal Order made or drawn on a customer’s account, which bears an unauthorized signature or an unauthorized endorsement, provided that the Insured has on file the signatures of all persons authorized to sign or endorse such Negotiable Instrument or Withdrawal Order.

2.	The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:
N.	ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature or endorsement which is a Forgery or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, Counterfeit, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106723989
IVBB-19010 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN INSURING AGREEMENT A.1. SINGLE LOSS LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS, E. SINGLE LOSS LIMIT OF INSURANCE:

Notwithstanding the previous paragraph, if the Insured, while this bond is in force, requires an increase in the limit of Insuring Agreement A.1. in order to comply with SEC Regulation 17g-1, as a result of:

1.	an increase in assets under management by current Insureds under the bond, per the terms of section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH; or
2.	an increase in assets under management due to the addition of new investment companies per the terms of section III. GENERAL AGREEMENTS, B. CONSOLIDATION – MERGER – PURCHASE OR ACQUISTION OF ASSETS,

the Single Loss Limit of Insurance for Insuring Agreement A.1. will automatically be increased to comply with Regulation 17g-1 without the payment of additional premium, for the remainder of the Bond Period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Bond Number: 106723989
IVBB-19044 Ed. 05-18	Page 1 of 1

© 2018 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REPLACE GENERAL AGREEMENT A. ORGANIC GROWTH ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH:

If an Insured or Investment Adviser, while this bond is in force, adds additional Employees or experiences an increase in assets under management, other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or liabilities of, another institution, such Employees or increased assets under management will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106723989
IVBB-19045 Ed. 03-19	Page 1 of 1

© 2019 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK CANCELATION, TERMINATION, CHANGE, OR MODIFICATION ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following replaces VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION, 1.b.:
b.	If the bond has been in effect for 90 days or less, it may be canceled by the Company for any reason. Such cancelation will be effective 90 days after the Company mails a notice of cancelation to the first named Insured at the mailing address set forth in ITEM 1 of the Declarations, the SEC, and every other Insured.

If the bond has been in effect for more than 90 days or is a renewal, then cancelation may only be for one or more of the following reasons and will be effective 90 days after the notice of cancelation is mailed or delivered to the first named Insured at the mailing address set forth in ITEM 1 of the Declarations, the SEC, and to every other Insured:

(1)	nonpayment of premium or installment that is overdue, as well as any unpaid fees charged for installments, late payment or reinstatement;
(2)	conviction of the Insured of a crime arising out of acts increasing the hazard insured against;
(3)	discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim hereunder;
(4)	discovery after the inception date set forth in ITEM 2 of the Declarations of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard insured against;
(5)	material change in the nature or extent of the risk, occurring after the Inception Date set forth in ITEM 2 of the Declarations, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;
(6)	a determination by the superintendent that continuation of the present premium volume of the Company would jeopardize the Company’s solvency or be hazardous to the interests of the Company’s stockholders or creditors, or to the public;
(7)	a determination by the superintendent that continuation of the bond would violate, or would place the Company in violation of, any provision of the New York State Insurance Law; or
(8)	where the Company has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided that:
(a)	a notice of cancelation on this ground informs the Insured in plain language that the Insured must act within 10 days if review by the Department of Financial Services of the State of New York of the ground for cancelation is desired; and
(b)	notice of cancelation on this ground is provided simultaneously by the Company to the Department of Financial Services of the State of New York.
2.	The following are added to VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION:
4.	Nonrenewal

The Company will not be required to renew this bond upon its expiration. If the Company elects not to renew, the Company will provide the Insured set forth in ITEM 1 of the Declarations, the SEC, and every other Insured Written notice to that effect at least 60 days, but no more than 120 days, before the Expiration Date set forth in ITEM 2 of the Declarations. If such notice is given late, the bond will continue in effect for 60 days after such notice is received by the Insured.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106723989
IVBB-18023 Rev. 12-17	Page 1 of 2

© 2017 The Travelers Indemnity Company. All rights reserved.

5.	Renewal with Altered Terms:

Should this bond be renewed or replaced, but with a reduction of limits, reduced coverage, increased deductible, additional exclusions, or upon increased premiums in excess of 10% (exclusive of any premium increase as a result of experience rating), the Company must mail Written notice to the Insured shown in ITEM 1 of the Declarations at least 60 days but not more than 120 days before renewal or replacement. If such notice is given late, the renewal or replacement bond will be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is received by the Insured.

The Company may elect to simply notify the Insured that the bond will either not be renewed, or will be renewed with different terms, conditions or rates. In such event, the Company will inform each Insured and the SEC that a second notice will be sent at a later date specifying the Company’s exact intention. The notice will inform the parties that, in the meantime, coverage will continue at the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is received by the Insured, whichever is later.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-18023 Rev. 12-17	Page 2 of 2
© 2017 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK INSURANCE MANDATORY REGULATION 209 ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section V. EXCLUSIONS, AA.:

However, this exclusion will not apply to loss caused by an Employee of an Insured located in New York who was convicted of a fraudulent or dishonest act prior to becoming employed by the Insured if the Insured made a determination to hire or retain such Employee utilizing the factors set out in Correction Law Article 23-A. Nevertheless, this exclusion will apply to an Employee, or loss caused by such Employee, for whom there is a bar to employment established by law and the Insured has hired or retained the Employee despite the bar.

2.	The following is added to section VI. CONDITIONS, R. CANCELATION OR TERMINATION, 2. Termination, c.:
Termination of coverage as to any Employee as set forth in c.(1) and c.(2) above will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

With respect to any Employee, upon the detection by any Insured that such Employee (hereafter “detected Employee”) has committed any dishonest or fraudulent acts or theft, the Insured must immediately remove the detected Employee from a position that may enable the detected Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent acts or theft. The Insured, within 48 hours of such detection, must notify the Company with full and complete particulars of the detected dishonest or fraudulent acts or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with the detected Employee, becomes aware that the detected Employee has committed any dishonest or fraudulent acts or theft.

Coverage under this bond with respect to such Employee will terminate upon written notice to each Insured and to the Securities and Exchange Commission from the Company of not less than 60 days prior to the effective date of termination specified in such notice.

Termination of coverage as to any Employee of an Insured located in New York as set forth in c.(1) and c.(2) above will also not apply to any such Employee if: (a) the dishonest act was committed by that Employee prior to becoming employed by the Insured, (b) the dishonest act resulted in a conviction of that Employee; and (c) the Insured made a determination to hire or retain the Employee utilizing the factors set out in Correction Law Article 23-A. However, such termination of coverage will apply to an Employee, or loss caused by such Employee, for whom there is a bar to employment established by law and the Insured has hired or retained the Employee despite the bar.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106723989
IVBB-17022 Rev. 10-19	Page 1 of 1
© 2019 The Travelers Indemnity Company. All rights reserved.

New York Free Trade Zone Filing Exemption
This document is deemed part of the face of the Policy.	And Class Code Disclosure

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14076 Investment Counselors, Asset Managers and Venture Capital Professionals and Management Liability

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106968128
AFE-19002 Rev. 01-19	Page 1 of 1
© 2019 The Travelers Indemnity Company. All rights reserved.

August 25, 2020

ADVENT CONVERTIBLE AND INCOME FUND
888 7TH AVE FL 31
NEW YORK, NY 10106-3399

Re: Important Information about Claims Information Line

Dear ADVENT CONVERTIBLE AND INCOME FUND

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

·The information that needs to be included with the claim notice

·The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information

· Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

Best regards,
Robert P Hamilton

LTR-4035 Ed. 06-09 Printed in U.S.A.	Page 1 of 1
©2009 The Travelers Companies, Inc. All Rights Reserved

One Tower Square
Hartford, CT 06183

08/25/2020
ADVENT CONVERTIBLE AND INCOME FUND

888 7TH AVE FL 31
NEW YORK, NY 10106-3399

RE: Risk Management PLUS+ Online ® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:

•	Thousands of articles on a variety of risk management topics
•	Topical webinars and podcasts on current issues
•	Checklists to assist in managing risk
•	Web based training
•	Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization.

 Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1.	Go to www.rmplusonline.com.
2.	In the Sign-In box, click Register.
3.	Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified> <TRVP300300 for Asset Management>
4.	Fill in the Registration Information and click Submit.
5.	Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1.	Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.
2.	If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.
3.	You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

LTR-4107 Rev. 06-18
© 2018 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

This notice provides no coverage, nor does it change
any policy terms. To determine the scope of coverage
and the insured’s rights and duties under the policy,
read the entire policy carefully. For more information
about the content of this notice, the insured should
contact their agent or broker. If there is any conflict
between the policy and this notice, the terms of the	Independent Agent And Broker
policy prevail.	Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
One Tower Square
Hartford, Connecticut 06183

(866) 904.8348

NTC-19036 Rev. 01-19	Page 1 of 1
© 2019 The Travelers Indemnity Company. All rights reserved.

MOCK REGULATORY EXAMINATION REIMBURSEMENT NOTICE

This notice provides no coverage, nor does it amend any provision of your policy. You should review your entire policy carefully for complete information on the coverages provided and to determine your rights and duties under your policy. Please contact your agent or broker if you have any questions about this notice or its contents. If there is any conflict between your policy and this notice, the provisions of the policy prevail.

As part of the Mock Regulatory Examination Coverage, Insureds are eligible for a premium reimbursement when they use any Pre-Approved Compliance Consulting Firm, listed below, to conduct a mock regulatory examination of their organization. The Company’s prior consent is not required for such reimbursement when using a Pre-Approved Compliance Consulting Firm. Once the firm has completed its examination, the Insured should contact its agent or broker for a reimbursement form and additional instructions.

Premium reimbursement is calculated by the lesser of: 50% of the cost of the examination, or 10% of the annual premium; up to a maximum reimbursement of $25,000. Please see the Mock Regulatory Examination Endorsement for details.

Pre-Approved Compliance Consulting Firms*:

•	ACA Compliance Group
•	Ascendant Compliance Management
•	Blue River Partners LLC
•	Duff & Phelps
•	Foreside Financial Group
•	Frontline Compliance
•	National Regulatory Services, Inc.
•	Oyster Consulting
•	SEC3 Compliance Consultants
•	Securities Compliance Advisors, LLC
•	Titan Regulation

*The Company reserves the right to modify this list without notice, and assumes no liability for these firms.

NTC-19062 Rev. 06-20	Page 1 of 1
© 2020 The Travelers Indemnity Company. All rights reserved.

NEW YORK APPLICATION AND DECLARATION PAGE ADDENDUM

CLAIMS-MADE DISCLOSURE NOTICE

     This notice contains important information about the policy. Please read this notice carefully. This notice provides no coverage, nor does it amend any provision of the application or policy to which this notice is attached. If the policy is issued, you should review the entire policy carefully for complete information on the coverages provided and to determine your rights and duties under the policy. Please contact your agent or broker if you have any questions about this notice or its contents. If there is any conflict between the policy and this notice, the provisions of the policy prevail.

1.	The policy, subject to its terms, conditions, and exclusions, applies only to claims first made during the policy period or any applicable extended reporting period. The policy does not apply to any claim first made after the policy period or any applicable extended reporting period ends.
2.	The policy provides no coverage for claims arising out of incidents, occurrences, or wrongful acts which took place prior to any retroactive date stated in the policy.
3.	During the first several years of a claims-made relationship, claims-made rates are comparatively lower than occurrence rates. You can expect substantial annual premium increases, independent of overall rate level increases, until the claims-made relationship reaches maturity.
4.	Upon termination of coverage, a 60-day automatic extended reporting period will apply to the policy. An optional extended reporting period is also available to the policy. The optional extended reporting period option(s) and premium charge(s) will be stated in the Declarations. The cost for the optional extended reporting period is based on the rates in effect as of the date the policy was issued or last renewed.
5.	As with any claims-made coverage, gaps in coverage may arise upon the expiration of any applicable extended reporting period. Within 30 days after termination of coverage, we will advise you in writing of the automatic extended reporting period coverage and the availability of, the premium for, and the importance of purchasing additional extended reporting period coverage.

NTC-19032 Ed. 01-15	Page 1 of 1
© 2015 The Travelers Indemnity Company. All rights reserved.

Investment Advisers and Funds Declarations

POLICY NO. 106968128

Travelers Casualty and Surety Company of America
One Tower Square
Hartford, Connecticut 06183
(A Stock Insurance Company, herein called the Company)

THE LIABILITY COVERAGES ARE WRITTEN ON A CLAIMS-MADE BASIS AND ONLY COVER CLAIMS MADE AGAINST INSUREDS DURING THE POLICY PERIOD, OR APPLICABLE EXTENDED REPORTING PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY SETTLEMENTS OR JUDGMENTS ARE REDUCED AND MAY BE EXHAUSTED BY DEFENSE EXPENSES, AND DEFENSE EXPENSES ARE APPLIED AGAINST THE RETENTION. THE COMPANY HAS NO DUTY TO DEFEND ANY CLAIM.

ITEM 1
NAMED INSURED / INSURANCE REPRESENTATIVE

ADVENT CONVERTIBLE AND INCOME FUND

D/B/A:

Principal Address:
888 7TH AVE FL 31
NEW YORK, NY 10106-3399

ITEM 2
POLICY PERIOD
Inception Date: August 27, 2020	Expiration Date: August 27, 2021
12:01 A.M. local time for both dates at the Principal Address stated in ITEM 1.

ITEM 3

COMPANY INFORMATION

All notices of Claim or Loss must be sent to the Company by Mail, Email, or Facsimile as set forth below:

Travelers Bond & Specialty Insurance
Attn: Claim Department
Email: BSIclaims@travelers.com
Fax: (888) 460-6622

Mail: Travelers Bond & Specialty Insurance Claim
         385 Washington St. – Mail Code 9275-NB03F
         St Paul, MN 55102

Travelers Bond & Specialty Insurance Claim telephone number: 800-842-8496

IV-15001 Rev. 07-16	Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

ITEM 4
COVERAGES INCLUDED IN THIS POLICY

Liability Coverage(s):
Mutual Fund Liability

ITEM 5
COVERAGE DETAILS

MUTUAL FUND LIABILITY

Limit of Liability:
$7,500,000	for all Claims

Derivative Investigation Expense Limit of Liability:
$500,000	for all Security Holder Derivative Demands

Supplemental Independent Director Personal Indemnification Coverage:
Applicable

Supplemental Independent Director Personal Indemnification Limit of Liability:
$100,000	for all Claims under Insuring Agreement C

Retention:
$250,000	for each Claim

Prior or Pending Proceeding Date: August 27, 2018

ITEM 6
PREMIUM FOR THE POLICY PERIOD FOR ALL COVERAGES
$91,243.00	Policy Premium for all purchased Coverages listed in ITEM 4

ITEM 7
EXTENDED REPORTING PERIOD FOR LIABILITY COVERAGES
Additional Premium Percentage:	75%
Additional Months:	12

ITEM 8
SHARED LIMIT OF LIABILITY / LIMIT OF INSURANCE
Not Applicable	for all Claims under the following Shared Coverages:

ITEM 9

FORMS ATTACHED AT ISSUANCE FOR ALL COVERAGES

AFE-19002-0119; AFE-19029-0719; AFE-19030-0719; IV-16001-0116; IV-19003-0116; IV-19043-0116; IV-19060-0116; IV-17022-0320; IVMF-17002-0116; IVMF-16001-0716; IV-19071-0716; IV-10044-0816; IV-19081-0417; IV-19077-0317

PRODUCER INFORMATION:

ARC EXCESS & SURPLUS LLC
113 S SERVICE RD
JERICHO, NY 11753

IV-15001 Rev. 07-16	Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

IN WITNESS WHEREOF, the Company has caused this policy to be signed by its authorized officers.

President, Bond & Specialty Insurance                                 Corporate Secretary

IV-15001 Rev. 07-16	Page 3 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

This endorsement modifies any Coverage Part or
Coverage Form included in this Policy that is subject to
the federal Terrorism Risk Insurance Act of 2002 as	Cap On Losses From Certified Acts Of
amended.	Terrorism Endorsement

The following is added to this Policy. This provision can limit coverage for any loss arising out of a Certified Act Of Terrorism if such loss is otherwise covered by this Policy. This provision does not apply if and to the extent that coverage for the loss is excluded or limited by an exclusion or other coverage limitation for losses arising out of Certified Acts Of Terrorism in another endorsement to this policy.

If aggregate insured losses attributable to Certified Acts Of Terrorism exceed $100 billion in a calendar year and the Insurer has met its insurer deductible under TRIA, the Insurer will not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case, insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act Of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of TRIA, to be an act of terrorism pursuant to TRIA. The criteria contained in TRIA for a Certified Act Of Terrorism include the following:

1.	The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and
2.	The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

TRIA means the federal Terrorism Risk Insurance Act of 2002 as amended.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106968128
AFE-19029 Rev. 07-19	Page 1 of 1
© 2019 The Travelers Indemnity Company. All rights reserved.

This endorsement modifies any Coverage Part or Coverage Form included in this Policy that is subject to the federal Terrorism Risk Insurance Act of 2002 as amended.	Federal Terrorism Risk Insurance Act Disclosure Endorsement

The federal Terrorism Risk Insurance Act of 2002 as amended (“TRIA”), establishes a program under which the Federal Government may partially reimburse “Insured Losses” (as defined in TRIA) caused by “Acts Of Terrorism” (as defined in TRIA). Act Of Terrorism is defined in Section 102(1) of TRIA to mean any act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The Federal Government's share of compensation for such Insured Losses is established by TRIA and is a percentage of the amount of such Insured Losses in excess of each Insurer's “Insurer Deductible” (as defined in TRIA), subject to the “Program Trigger” (as defined in TRIA). Through 2020, that percentage is established by TRIA as follows:

• 85% with respect to such Insured Losses occurring in calendar year 2015.

• 84% with respect to such Insured Losses occurring in calendar year 2016.

• 83% with respect to such Insured Losses occurring in calendar year 2017.

• 82% with respect to such Insured Losses occurring in calendar year 2018.

• 81% with respect to such Insured Losses occurring in calendar year 2019.

• 80% with respect to such Insured Losses occurring in calendar year 2020.

In no event, however, will the Federal Government be required to pay any portion of the amount of such Insured Losses occurring in a calendar year that in the aggregate exceeds $100 billion, nor will any Insurer be required to pay any portion of such amount provided that such Insurer has met its Insurer Deductible. Therefore, if such Insured Losses occurring in a calendar year exceed $100 billion in the aggregate, the amount of any payments by the Federal Government and any coverage provided by this policy for losses caused by Acts Of Terrorism may be reduced.

For each coverage provided by this policy that applies to such Insured Losses, the charge for such Insured Losses is no more than one percent of your premium, and does not include any charge for the portion of such Insured Losses covered by the Federal Government under TRIA. Please note that no separate additional premium charge has been made for the terrorism coverage required by TRIA. The premium charge that is allocable to such coverage is inseparable from and imbedded in your overall premium.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106968128
AFE-19030 Rev. 07-19	Page 1 of 1
© 2019 The Travelers Indemnity Company. All rights reserved.

Investment Advisers and Funds
General Terms and Conditions

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED

IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of the premium, in reliance on the statements in the Application, subject to the Declarations, and pursuant to all the terms, conditions, exclusions, and limitations of this Liability Policy, the Company and the Insureds agree as follows:

I. GENERAL

These General Terms and Conditions apply to all Liability Coverages. Unless otherwise stated to the contrary, the terms and conditions contained in each Liability Coverage apply only to that particular Liability Coverage. If any provision in these General Terms and Conditions is inconsistent or in conflict with the terms and conditions of a particular Liability Coverage, such Liability Coverage’s terms, conditions, and limitations will control for purposes of that Liability Coverage.

II. DEFINITIONS

Where appearing in this Liability Policy, in either the singular or plural, words and phrases appearing in bold type have the following meanings:

A.	Advisory Board Member means a natural person, not otherwise an Insured Person, who is entitled to indemnification by the Insured Organization and is a member of the Insured Organization’s advisory board, advisory committee, limited partner committee, investment committee, or functional or foreign equivalent board or committee, formed pursuant to Insured Organization’s Operating Documents.
B.	Affiliated Non-Insured Fund means an investment company, trust, or pooled investment vehicle that is directly or indirectly sponsored or controlled by one or more Insureds, but is not itself an Insured under this Liability Policy.
C.	Application means: (i) all signed applications for this Liability Policy, or for any policy that this Liability Policy directly or indirectly renews or replaces, including material submitted with or requested in such applications; and (ii) all public documents, including certifications related to the accuracy of such public documents, filed with the Securities and Exchange Commission (SEC), or similar domestic or foreign regulatory body, by an Insured Organization during the 12 months preceding the Policy Period.
D.	Claim has the meaning set forth in the applicable Liability Coverage.
E.	Defense Expenses mean the necessary costs, charges, expenses, and fees, including attorney’s, expert’s, mediator’s, and arbitrator’s fees, incurred in defending a Claim, and the premium for appeal, attachment, or similar bond.

Defense Expenses do not include regular or overtime wages, salaries, or fees of an Insured.

F.	Executive Officer has the meaning set forth in the applicable Liability Coverage.
G.	Financial Insolvency means: (i) the court appointment of an examiner, receiver, conservator, liquidator, trustee, rehabilitator, or functional equivalent position, to take control of, supervise, manage, or liquidate the Insured Organization or Outside Entity; or (ii) the Insured Organization or Outside Entity becoming a debtor in possession under the U.S. Bankruptcy Code, Chapter 11, or its foreign equivalent.
H.	Fund means Hedge Fund, Private Equity Fund, or Mutual Fund.
I.	General Partner means an entity designated as a general partner, administrative general partner, managing member, or functional or foreign equivalent of the Insured Organization by the Insured Organization’s Operating Documents.

IV-16001 Ed. 01-16	Page 1 of 11
© 2016 The Travelers Indemnity Company. All rights reserved.

J.	Hedge Fund means:
1.	a pooled investment vehicle, other than a Private Equity Fund, that is exempt from registration under the Investment Company Act of 1940, and: (i) is named as such in by endorsement to this Liability Policy; (ii) qualifies for coverage under this Liability Policy pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS; or (iii) exists to invest proportionately on the same terms (pari passu) with a Hedge Fund described in (i) or (ii); or
2.	an investment holding company that is owned and controlled by a pooled investment vehicle described in 1 that is created for the sole purpose of making investments on its behalf.
K.	Insured has the meaning set forth in the applicable Liability Coverage.
L.	Insured Organization has the meaning set forth in the applicable Liability Coverage.
M.	Insured Person has the meaning set forth in the applicable Liability Coverage.
N.	Investment Adviser means an entity as defined in the Investment Advisers Act of 1940 § 202(a)(11) that is: (i) named in ITEM 1 of the Declarations; or (ii) named as such by endorsement to this Liability Policy.
O.	Liability Coverage means, individually or collectively, the Liability Coverage(s) purchased, as indicated in ITEM 4 of the Declarations.
P.	Liability Policy means collectively the Declarations, Application, General Terms and Conditions, each purchased Liability Coverage, and attached endorsements, which constitute the entire agreement between the Company and the Insured.
Q.	Loss has the meaning set forth in the applicable Liability Coverage.
R.	Mutual Fund means an investment company or trust registered under the Investment Company Act of 1940, including series or portfolios of such investment company or trust, that: (i) is named as such by endorsement to this Liability Policy; or (ii) qualifies for coverage under the Liability Policy pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS.

S.	Named Insured means the entity named in ITEM 1 of the Declarations.
T.	Operating Documents mean bylaws, charters, operating agreements, partnership agreements, board resolutions, or amendments to such documents, including functional and foreign equivalents.
U.	Outside Entity has the meaning set forth in the applicable Liability Coverage.
V.	Outside Position has the meaning set forth in the applicable Liability Coverage.
W.	Policy Period means the period from the Inception Date to the Expiration Date set forth in ITEM 2 of the Declarations, subject to prior termination in accordance with III. CONDITIONS, T. TERMINATION OF POLICY.
X.	Pollutant means: (i) a solid, liquid, gaseous, or thermal irritant or contaminant; (ii) an electric, magnetic, or electromagnetic field; (iii) an odor or noise; or (iv) the actual or alleged presence, or actual, alleged, or threatened dispersal, of asbestos, asbestos fibers, or products containing asbestos; and includes materials to be recycled, reconditioned, or reclaimed.
Y.	Portfolio Company means an entity in which a Fund, whether directly or through an investment vehicle, acquires or maintains a debt, equity, or convertible security interest as part of such Fund’s portfolio.
Z.	Private Equity Firm means a partnership or entity that manages one or more Private Equity Funds and is: (i) named in ITEM 1 of the Declarations; or (ii) named as such by endorsement to this Liability Policy.
AA.	Private Equity Fund means an investment vehicle that is exempt from registration under the Investment Company Act of 1940, and: (i) is named as such by endorsement to this Liability Policy; (ii) qualifies for coverage under this Liability Policy pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS; or (iii) exists to invest proportionately on the same terms (pari passu) with a Private Equity Fund described in (i) or (ii).

BB.	Related Wrongful Acts mean all Wrongful Acts that have as a common nexus a fact, circumstance, situation, event, transaction, cause, or a series of related facts, circumstances, situations, events, transactions, or causes; all Related Wrongful Acts are a single Wrongful Act for the purposes of this Liability Policy, which will be deemed to have occurred at the time the first of such Wrongful Acts occurred.
CC.	Shared Coverages mean the coverages set forth in ITEM 8 of the Declarations.

IV-16001 Ed. 01-16	Page 2 of 11
© 2016 The Travelers Indemnity Company. All rights reserved.

DD.	Shared Limit means the Company’s maximum liability for all Claims for all Shared Coverages set forth in ITEM 8 of the Declarations.
EE.	Spouse means a natural person who is a legal spouse, party to a civil union, or otherwise qualifies as a domestic partner under the provisions of an applicable domestic or foreign law or regulation, or under the provisions of a formal program established by the Insured Organization.
FF.	Subsidiary means an entity in which the Named Insured directly or indirectly owns more than 50% of the outstanding voting securities representing the present right to vote for the election or appointment of directors, trustees, members of the board of managers, or functional or foreign equivalents, or, in the case of a non-profit entity, over which the Named Insured exercises management control: (i) as of the Inception Date set forth in ITEM 2 of the Declarations; or (ii) subject to III. CONDITIONS, P. CREATION, ACQUISITION, OR CESSATION OF SUBSIDIARIES.

Subsidiary does not mean a Fund, General Partner, Portfolio Company, Affiliated Non-Insured Fund, or entity in which an Affiliated Non-Insured Fund holds a debt, equity, or convertible security interest.

GG.	Whistleblower Activity means activity protected by the Sarbanes-Oxley Act of 2002 § 806, Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 § 922, or similar domestic or foreign law.
HH.	Wrongful Act has the meaning set forth in the applicable Liability Coverage.

III. CONDITIONS

A.	ESTATES, LEGAL REPRESENTATIVES, AND SPOUSAL LIABILITY COVERAGE
1.	Subject to the applicable Insuring Agreement, this Liability Policy will afford coverage for a Claim for the Wrongful Acts of an Insured Person made against:
a.	an estate, heir, legal representative, or assignee of the Insured Person in the event of death, incapacity, insolvency, or bankruptcy of such Insured Person; or
b.	such Insured Person’s Spouse solely because of his or her legal status as a Spouse, or because of such Spouse’s ownership interest in property that the claimant seeks as recovery for such Claim.
2.	Loss that such estate, heir, legal representative, assignee, or Spouse is legally obligated to pay for such Claim will be treated as Loss that the Insured Person is legally obligated to pay for a Claim made against him or her.
3.	The coverage afforded by this section will not apply to the extent a Claim alleges wrongful actions or omissions by an Insured Person’s estate, heir, legal representative, assignee, or Spouse.
B.	EXTENDED REPORTING PERIOD
1.	The Named Insured may give the Company written notice to purchase an Extended Reporting Period up to 60 days after the effective date of termination or cancelation of a Liability Coverage for any reason other than nonpayment of premium.
2.	The Extended Reporting Period, as set forth in ITEM 7 of the Declarations, will be no less than 12 months, and will begin on the effective date of such termination or cancelation.
3.	The Extended Reporting period provides the Insured with the ability to report Claims or circumstances made during the Extended Reporting Period for Wrongful Acts occurring prior to such termination or cancelation that would have been covered by such Liability Coverage.
4.	The Extended Reporting Period will not provide new, additional, or renewed limits of liability. The Company’s maximum liability for all Claims made during the Extended Reporting Period is the remaining portion of the applicable Limits of Liability set forth in ITEM 5 of the Declarations as of the effective date of the termination or cancelation.
5.	The premium due for the Extended Reporting Period will equal the percentage set forth in ITEM 7 of the Declarations of the annualized premium of the applicable Liability Coverage, including the fully annualized amount of any additional premium charged by the Company during the Policy Period prior to such termination or cancelation.
6.	The entire premium for the Extended Reporting Period will be deemed fully earned at the commencement of such Extended Reporting Period.

IV-16001 Ed. 01-16	Page 3 of 11
© 2016 The Travelers Indemnity Company. All rights reserved.

7.	The right to elect the Extended Reporting Period terminates unless written notice of such election is received by the Company within 60 days of the effective date of the termination or cancelation.
C.	LIMITS OF LIABILITY
1.	Liability Coverage Limits of Liability
a.	The Limits of Liability set forth in ITEM 5 of the Declarations for each applicable Liability Coverage are the maximum amounts the Company will pay under this Liability Policy for all Loss, including Defense Expenses under each applicable Liability Coverage, regardless of the number of Claims or Insureds, and regardless of when payment is made by the Company, or when an Insured’s legal obligation with regard to a Claim arises or is established.
b.	In the event that a Claim triggers more than one Liability Coverage, the Company’s maximum liability for all Loss, including Defense Expenses, for such Claim will not exceed the largest of the remaining applicable Limits of Liability for the applicable Liability Coverages.
c.	If Loss arising from a single Claim is covered under more than one Liability Coverage, the applicable Limits of Liability for such Liability Coverages will apply separately to each part of such Loss, provided that the Company’s maximum liability for such Loss will not exceed the amount of the largest applicable Limit of Liability, which will be the maximum amount applicable to all Loss arising from such Claim.
d.	Payment of Defense Expenses will reduce and may exhaust all applicable Limits of Liability.
e.	In no event will the Company be obligated to make a payment for Loss, including Defense Expenses, with regard to a Claim after the applicable Limit(s) of Liability has been exhausted by payment or tender of payment of Loss.
f.	If a Liability Coverage’s Limit of Liability is exhausted by the payment of covered amounts, the premium for such Liability Coverage is considered fully earned and all obligations of the Company under such Liability Coverage are completely fulfilled and exhausted.
2.	Shared Limit
a.	If ITEM 8 of the Declarations indicates a Shared Limit has been elected, then the Company’s maximum liability for all Loss, including Defense Expenses, for all Claims under all Shared Coverages will not exceed the Shared Limit.
b.	The Shared Limit will be reduced, and may be exhausted, by payment of Loss under any Shared Coverage.
c.	Defense Expenses are part of, and not in addition to, the Shared Limit, and the payment of Defense Expenses will reduce, and may exhaust, the Shared Limit.
d.	If Loss is covered under more than one Shared Coverage, the applicable Limit of Liability for each of the Shared Coverages will apply separately to each part of such Loss, subject to the Shared Limit.
e.	The Company’s obligations for all Loss, including Defense Expenses, under each Shared Coverage will cease once the applicable amount of the Limit of Liability for such Shared Coverage, or the amount of the Shared Limit, has been exhausted by payment of Loss.
f.	The Limit of Liability for any applicable Extended Reporting Period for a Shared Coverage is part of, and not in addition to, the Shared Limit. The purchase of an Extended Reporting Period will not increase or reinstate the Shared Limit.
D.	RETENTION
1.	The Company’s liability with respect to Loss for each Claim applies only to the portion of Loss that is excess of the applicable Retention set forth in ITEM 5 of the Declarations. Such Retention will be borne by the Insured Organization at its own risk, and in satisfaction of Loss.
2.	If Loss arising from a single Claim is subject to multiple Retentions, then each Retention will be applied separately to the part of such Loss to which it corresponds, and the largest applicable Retention set forth in ITEM 5 of the Declarations will be the maximum Retention applicable to all Loss arising from such Claim.

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3.	If Loss arising from a single Claim is subject to a Retention under this Liability Policy and a retention or deductible under any other insurance issued by the Company or its affiliated companies, then any payment by an Insured of such retention or deductible will reduce the applicable Retention by the amount that would otherwise be covered under this Liability Policy.
4.	No Retention will apply to an Insured Person if indemnification by the Insured Organization is not permitted by law or if the Insured Organization is unable to make such indemnification solely by reason of Financial Insolvency.
5.	If a single Retention applies to multiple Insureds, the Retention will be prorated among such Insureds.
E.	NOTICE
1.	As a condition precedent to exercising rights under this Liability Policy, the Insured must provide the Company written notice of a Claim made against an Insured as soon as practicable after an Executive Officer first becomes aware of such Claim, but in no event later than 90 days from the expiration of the Policy Period, or Extended Reporting Period if applicable.
2.	If an Insured becomes aware of any circumstance that could reasonably be expected to give rise to a Claim for a Wrongful Act occurring before or during the Policy Period, and provides written notice of such circumstance to the Company during the Policy Period or any Extended Reporting Period, and such written notice of circumstances includes a description of the circumstances, including the anticipated allegations of Wrongful Acts, potential damages, names of potential claimants and Insureds involved, and a description of how the Insured became aware of such circumstances, then a Claim subsequently arising from such circumstance will be deemed made during the Policy Period.
3.	All notices of Claims and circumstances must be sent or delivered to the Company, at the address set forth in ITEM 3 of the Declarations, and will be deemed received and effective upon the earliest of actual receipt by the addressee, or one day following the date such notice is sent.
F.	RELATED CLAIMS

All Claims arising out of the same Wrongful Act or Related Wrongful Act are considered one Claim that is deemed first made on the date that the earliest of such Claims is first made, or deemed to be made against an Insured pursuant to III. CONDITIONS, E. NOTICE, 2, regardless of whether such date is before or during the Policy Period.

G.	DEFENSE AND SETTLEMENT
1.	The Company has no duty under this Liability Policy to defend any Claim. The Insured has the duty to defend all Claims made against it.
2.	The Insured agrees not to settle or offer to settle a Claim, or otherwise incur Defense Expenses, assume contractual obligations, stipulate to judgments, or admit liability with respect to a Claim, without the Company’s written consent; provided that if the Insured reasonably believes it is able to fully and finally settle, or otherwise dispose of, a Claim, including Defense Expenses, for an amount not exceeding 50% of the applicable Retention set forth in ITEM 5 of the Declarations, and the Insured has provided the Company with notice of such Claim pursuant to III. CONDITIONS, E. NOTICE, then the Company’s consent is not required.
3.	The Company is not liable for settlements, Defense Expenses, assumed obligations, stipulated judgments, or admissions to which it has not consented when such consent is required.
4.	With respect to a Claim submitted for coverage under this Liability Policy, the Company has the right to, and will be given the opportunity to, effectively associate and consult with the Insured in advance regarding: (i) the selection of appropriate defense counsel; (ii) settlement negotiations; and (iii) substantive defense strategies, including decisions concerning the filing and content of substantive motions.
5.	The Insured agrees to provide the Company with all information, assistance, and cooperation that the Company reasonably requests, but the failure of an Insured Person to provide the Company with such information, assistance, or cooperation will not impair the rights of another Insured Person under this Liability Policy.
6.	The Insured will do nothing to prejudice the Company’s position or its potential or actual rights of subrogation or recovery, and the Company may make any investigations it deems necessary.

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7.	Subject to any applicable Retention, the Company will advance Defense Expenses, on behalf of the Insured, that are covered under this Liability Policy and were incurred in connection with a Claim for a Wrongful Act occurring before or during the Policy Period that is made against the Insured during the Policy Period, or any applicable Extended Reporting Period. Such Defense Expenses will be advanced within 90 days of the date when the Company’s Claims department receives: (i) the invoices documenting that such Defense Expenses have been incurred; and (ii) any additional information or documentation reasonably requested by the Company related to such Defense Expenses. To the extent it is finally established that any advanced Defense Expenses are not covered under this Liability Policy, the Insureds agrees to repay the Company such Defense Expenses severally.
8.	With the written consent of the Insured, the Company may settle a Claim for a monetary amount that it deems reasonable.
9.	Neither the Company, nor the Insured will unreasonably withhold any consent referenced in this section.
H.	PRESUMPTIVE INDEMNIFICATION

Regardless of whether Loss for a Claim against an Insured Person is actually indemnified, the applicable Retention set forth in ITEM 5 of the Declarations will apply to Loss that the Insured Organization or Outside Entity is legally permitted to indemnify, unless such Insured Organization or Outside Entity fails to provide indemnification solely because of its Financial Insolvency.

I.	ADVANCEMENT OF LOSS WITHIN RETENTION
1.	If the Insured Organization is legally permitted, but refuses or fails to advance Defense Expenses or indemnify an Insured Person for Loss within the applicable Retention, then the Company will advance such amounts on behalf of the Insured Person until either the Insured Organization agrees to pay such amounts, or the Retention has been satisfied. Such advancement of Loss is subject to the following:
a.	advancement of Loss will reduce and may exhaust the Limits of Liability set forth in Item 5 of the Declarations;
b.	advancement of Loss does not waive or modify the provisions set forth in III. CONDITIONS, H. PRESUMPTIVE INDEMNIFICATION; and
c.	the Company will be subrogated to the Insured Person’s rights of recovery against the Insured Organization for any amounts it owes to the Insured Person that the Company has advanced pursuant to this Condition.
2.	The Insured Organization’s or Outside Entity’s failure to indemnify an Insured Person occurs when the Insured Organization or Outside Entity has neither paid Loss on behalf of the Insured Person, nor acknowledged its obligation to do so, within 60 days of the Insured Person’s written demand to the Insured Organization for such indemnification payment.
3.	Advancement of Loss by the Company pursuant to this Condition does not relieve the Insured Organization or Outside Entity of its obligation to provide indemnification to such Insured Person, or the Insured Organization’s obligation to satisfy the applicable Retention on behalf of such Insured Person.

J. ALLOCATION

1.	If an Insured covered for a Claim under this Liability Policy either: (i) incurs Loss jointly with others, including an Insured who is not covered for such Claim under this Liability Policy, or (ii) incurs both Loss covered by this Liability Policy and loss not covered by this Liability Policy because the Claim includes both covered and uncovered matters, then the Insured and the Company will use their best efforts to allocate such amount between Loss and uncovered loss based upon the relative legal and financial exposures of the parties to covered and uncovered matters.
2.	For that part of Loss consisting of Defense Expenses, if the parties agree on an allocation of Defense Expenses, then the Company, on a current basis and prior to disposition of the Claim, will advance Defense Expenses allocated to Loss. If there is no agreement on the allocation of Defense Expenses, the Company, on a current basis and prior to disposition of the Claim, will advance Defense Expenses that the Company believes are covered under this Liability Policy until a different allocation is negotiated, arbitrated, or judicially determined.
3.	A negotiated, arbitrated, or judicially determined allocation of Defense Expenses in connection with a Claim will apply retroactively to all Defense Expenses in connection with such Claim.

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4.	An allocation or advancement of Defense Expenses in connection with a Claim will not apply to, or create a presumption with respect to the allocation of other Loss for such Claim, or any other Claim.
K.	OTHER INSURANCE
1.	If Loss arising from a Claim made against an Insured under one or more Liability Coverages is covered under any other valid and collectible insurance of the same type, prior or current, then this Liability Policy covers such Loss only to the extent that the amount of such Loss is in excess of the amount of such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent, or otherwise, unless such other insurance is written as specific excess insurance over the Limits of Liability set forth in ITEM 5 of the Declarations.
2.	This Liability Policy is not subject to the terms, conditions, exclusions, or limitations of any other insurance.
3.	This Liability Policy covers Loss on account of a Claim made against an Insured Person in an Outside Position only to the extent that the amount of such Loss exceeds all valid and collectible indemnity and insurance, available from, or provided by, the Outside Entity.
L.	ORDER OF PAYMENTS
1.	If Loss for a Claim exceeds, or may exceed, the remaining applicable Limit(s) of Liability set forth in ITEM 5 of the Declarations, the Company will first pay non-indemnified Loss on behalf of an Insured Person, then, with respect to any remaining amount of the applicable Limit(s) of Liability, at the request of a majority of the members of the board of directors, board of managers, or functional equivalent board of the Insured Organization who are not named defendants in such Claim, the Company will either pay or withhold payment of any other Loss.
2.	Except as provided in this section, the Company will pay Loss as it becomes due without regard to the potential for other future payment obligations under this section.
M.	SUBROGATION
1.	In the event of payment under this Liability Policy, the Company is subrogated to all of the Insured’s rights of recovery against any person or entity to the extent of such payment.
2.	The Company will not exercise its rights of subrogation against an Insured Person, unless there is a final nonappealable adjudication adverse to such Insured Person in any underlying action establishing that such Insured Person: (i) engaged in a dishonest, criminal, or fraudulent act or omission; (ii) willfully violated a statute or regulation; or (iii) improperly gained a profit, remuneration, or financial advantage to which he or she was not legally entitled.
3.	The Insured agrees to execute and deliver instruments and papers, and do whatever else is necessary, to secure the Company’s subrogation rights, and agrees to do nothing to prejudice such rights.
N.	RECOVERIES
1.	All recoveries from third parties for payments made under this Liability Policy will be applied, after the deduction of costs and expenses incurred in obtaining such recovery, in the following order of priority:
a.	first, to the Insured, to reimburse the Insured for Loss paid that would have been covered by this Liability Policy, but for the fact that such Loss is in excess of the applicable Limits of Liability set forth in ITEM 5 of the Declarations;
b.	second, to the Company, to reimburse the Company for amounts paid under this Liability Policy; provided the Company will reinstate the applicable Limits of Liability set forth in ITEM 5 of the Declarations to the extent of such recovery, less any recovery costs incurred by the Company; and
c.	third, to the Insured, in satisfaction of any applicable Retention.
2.	Pursuant to N.1.b, if the recovery reimburses Loss paid under two or more Liability Coverages, the Company will reinstate the Limit of Liability for each of those Liability Coverages in proportion to how the Loss was allocated among those Liability Coverages in the underlying Claim.
3.	Recoveries do not include any recovery from insurance, suretyship, reinsurance, security, or indemnity taken for the Company’s benefit.
4.	The Company assumes no duty to seek a recovery of any amounts paid under this Liability Policy.

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O. CHANGE OF CONTROL

1.	If during the Policy Period:
a.	the Named Insured merges into or consolidates with another entity, such that the Named Insured is not the surviving entity; or
b.	another entity, person, or affiliated group of entities or persons acting in concert obtains the right to: (i) elect, appoint, or designate more than 50% of the board of directors, board of trustees, board of managers, or functional equivalent of the Named Insured; or (ii) exercise a majority control of the board of directors, board of trustees, board of managers, or a functional equivalent of the Named Insured, then coverage will continue until termination of this Liability Policy, but only with respect to Claims for Wrongful Acts committed before such event.
2.	As soon as practicable, the Named Insured must provide the Company with written notice of such event and any related information the Company may reasonably request.
3.	Upon receipt of such notice and information and at the Named Insured’s request, the Company will provide the Named Insured with a quotation for a six-year (or shorter period as may be negotiated) extension of coverage from such merger, consolidation, or acquisition. Any such coverage extension will be conditioned upon the Named Insured completing the following within 60 days after receipt of such quotation: (i) providing written notice to the Company of the election of such coverage extension; (ii) paying additional premium required by the Company, which is deemed fully earned upon inception of such coverage extension; and (iii) accepting any additional terms, conditions, exclusions, or limitations required by the Company. If the Named Insured elects such coverage extension, then it is not entitled to elect coverage under III. CONDITIONS, B. EXTENDED REPORTING PERIOD.

P. CREATION, ACQUISITION, OR CESSATION OF SUBSIDIARIES

1.	If during the Policy Period, an Insured Organization that is an Investment Adviser or Private Equity Firm: (i) creates or acquires a Subsidiary; or acquires an entity, other than a Portfolio Company, Affiliated Non-Insured Fund, or Fund, by such entity’s merger into or consolidation with an Insured Organization, and the Insured Organization is the surviving entity; and (ii) the total assets, gross annual fees, and assets under management of such Subsidiary or entity are each less than 25% of the total assets, gross annual fees, and assets under management of the Insured Organization, respectively, as reflected in financial statements as of the inception of the Policy Period, then such Subsidiary or entity and its Insured Persons will be covered automatically for Claims under the applicable Liability Coverage, but only with respect to Wrongful Acts occurring after such creation or acquisition; coverage for a Subsidiary is limited to the Subsidiary’s Wrongful Acts at the time it was a Subsidiary.
2.	If during the Policy Period, an Insured Organization that is an Investment Adviser or Private Equity Firm creates or acquires entity that is not a Portfolio Company, Affiliated Non-Insured Fund, or Fund, and such entity does not meet the requirements of P.1, then such entity and its Insured Persons will be covered automatically for Claims under the applicable Liability Coverage for the lesser of the remainder of the Policy Period or 90 days, but only with respect to Wrongful Acts occurring after such creation or acquisition. If additional coverage is sought, the Named Insured must provide written notice of the creation or acquisition of the entity to the Company within 60 days of such creation or acquisition, and promptly provide any additional information the Company may request. Upon receipt of such notice and information, the Company, in its discretion, may provide the Named Insured a quotation for additional coverage for such created or acquired entity under the applicable Liability Coverage. If the Named Insured fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no further coverage will be provided.
3.	If an entity ceases to be a Subsidiary, then coverage with respect to such entity and its Insured Persons will continue until the termination of this Liability Policy, but only with respect to Claims for Wrongful Acts that occurred during the time that such entity was a Subsidiary.
Q.	CREATION, SPONSORSHIP, OR ACQUISITION OF FUNDS
1.	If during the Policy Period, an Investment Adviser creates or sponsors a new Mutual Fund or Hedge Fund, then such new Mutual Fund or Hedge Fund and its respective Insured Persons will be automatically covered under the applicable Liability Coverage, but only with respect to Wrongful Acts occurring after such creation or sponsorship.

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2.	If during the Policy Period, an Investment Adviser acquires control of a Mutual Fund or Hedge Fund, and the assets of such Mutual Fund or Hedge Fund are less than 25% of the total assets for all Mutual Funds, Hedge Funds, and Affiliated Non-Insured Funds managed by the Investment Adviser, as reflected in its financial statements as of the inception of the Policy Period, then such Mutual Fund or Hedge Fund and its Insured Persons will be automatically covered for Claims under the applicable Liability Coverage, but only with respect to Wrongful Acts occurring after acquiring such control.
3.	If during the Policy Period, an Investment Adviser acquires control of a Mutual Fund or Hedge Fund, that does not meet the requirements of Q.2, then such Mutual Fund or Hedge Fund and its Insured Persons will be automatically covered for Claims under the applicable Liability Coverage for the lesser of the remainder of the Policy Period or 60 days, but only with respect to Wrongful Acts occurring after the acquisition of such Mutual Fund or Hedge Fund. If additional coverage is sought, the Named Insured must provide written notice of the acquisition to the Company within 60 days of such acquisition, and provide any additional information the Company may request. Upon receipt of such notice and information, the Company may, within its discretion, provide the Named Insured a quotation for additional coverage for such Mutual Fund or Hedge Fund under the applicable Liability Coverage. If the Named Insured fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no additional coverage will be provided.
4.	If during the Policy Period, a Private Equity Firm creates or sponsors a new Private Equity Fund that has: (i) an initial targeted committed capital equal to 50% or less of the total committed capital of all Private Equity Funds and Affiliated Non-Insured Funds managed by the Private Equity Firm, as reflected in financial statements as of the inception of the Policy Period; and (ii) an investment strategy that does not differ substantially from that of all other Private Equity Funds, then such new Private Equity Fund and its Insured Persons will be automatically covered for Claims under the applicable Liability Coverage, but only with respect to Wrongful Acts occurring after such creation or sponsorship.
5.	If during the Policy Period, a Private Equity Firm creates or sponsors a new Private Equity Fund that does not meet the requirements of Q.4, then such Private Equity Fund and its Insured Persons will be automatically covered for Claims under the applicable Liability Coverage for the lesser of the remainder of the Policy Period or 60 days, but only with respect to Wrongful Acts occurring after the creation or sponsorship of such Private Equity Fund. If additional coverage is sought, the Named Insured must provide written notice of the creation or sponsorship to the Company within 60 days of such creation or sponsorship, and promptly provide any additional information the Company may request. Upon receipt of such notice and information, the Company may, within its discretion, provide the Named Insured a quotation for additional coverage for such Private Equity Fund under the applicable Liability Coverage. If the Named Insured fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no additional coverage will be provided.
R.	CESSATION OF FUNDS
1.	If a Fund ceases to be managed by an Insured Organization, then coverage will continue for such Fund, but only for Claims for Wrongful Acts that occurred during the time that the Fund was managed by an Insured Organization.
2.	If a Mutual Fund ceases to be a registered investment company under the Investment Company Act of 1940, then coverage will continue for such entity, but only for Claims for Wrongful Acts that occurred wholly during the time that the entity was a Mutual Fund.
3.	If a Hedge Fund or Private Equity Fund ceases to qualify as a private fund under the Investment Company Act of 1940 §§ 3(c)(1) or 3(c)(7), then coverage will continue for such entity, but only for Claims for Wrongful Acts that occurred wholly during the time that the entity was a Hedge Fund or Private Equity Fund.
S.	REPRESENTATIONS
1.	In consideration of issuing this Liability Policy, the Company has relied upon the statements and representations in the Application.
2.	The Insured represents and agrees that all statements and representations in the Application are true and accurate, and are the basis of the Liability Policy, which is issued in reliance upon the truth of all such statements and representations. The Application is deemed attached to, and incorporated into, this Liability Policy.

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3.	With respect to all statements and representations contained in the Application, knowledge possessed by an Insured will not be imputed to another Insured Person.
4.	The Company will not, under any circumstance, rescind this Liability Policy with respect to an Insured.
5.	The Insured agrees that if statements or representations in the Application are untrue or inaccurate, and materially affect either the acceptance of the risk or the hazard assumed by the Company, no coverage will be afforded under this Policy for a Claim arising out of such statements or representations with respect to the following:
a.	an Insured Person who had knowledge of the information not truthfully or accurately disclosed in the Application;
b.	the Insured Organization to the extent it indemnifies an Insured Person referenced in S.5.a; and
c.	the Insured Organization, if an Executive Officer had knowledge of the information that was not truthfully or accurately disclosed in the Application, whether or not the Insured knew of such untruthful or inaccurate disclosure in the Application.

T.	TERMINATION OF POLICY
1.	The Company may not terminate this Liability Policy prior to expiration of the Policy Period, except for nonpayment of premium when due. If such nonpayment occurs, written notice of the nonpayment will be provided to the Named Insured. Unless payment in full is received within 20 days of the Named Insured’s receipt of such notice, the Company will terminate the Liability Policy.
2.	The Named Insured may terminate this Liability Policy prior to the expiration of the Policy Period by providing the Company with written notice specifying the effective date of such termination, and such date will replace the Expiration Date set forth on ITEM 2 of the Declarations; provided, this Liability Policy may not be terminated after the effective date of a merger, consolidation, or acquisition of the Named Insured as described in III. CONDITIONS, O. CHANGE OF CONTROL.
3.	In the event that this Liability Policy is terminated prior to the expiration of the Policy Period, the Company will refund any unearned premium computed on a pro rata basis. Payment or tender of unearned premium by the Company is not a condition precedent to the effectiveness of such termination, but such payment will be made as soon as practicable.
4.	The Company will not be required to renew this Liability Policy upon its expiration. If the Company elects not to renew, it will provide the Named Insured written notice to that effect at least 60 days before the Expiration Date set forth on ITEM 2 of the Declarations.
U.	AUTHORIZATION

By accepting the terms herein, the Named Insured agrees to act on behalf of all Insureds with respect to the payment of premiums, receipt of return premiums that may become due hereunder, and receipt of notices of cancelation, nonrenewal, or change of coverage, and the Insureds each agree that they have individually and collectively delegated such authority exclusively to the Named Insured; provided, that nothing herein will relieve the Insureds from providing any notice to the Company that is required under this Liability Policy.

V.	CHANGES
1.	Only the Named Insured is authorized to make changes in the terms of this Liability Policy and solely with the Company’s prior written consent; this Liability Policy’s terms can only be changed, amended, or waived by endorsement issued by the Company and made a part of this Liability Policy.
2.	Notice to a representative of the Insured, or knowledge possessed by an agent or other person, will not waive or change any part of this Liability Policy, or estop the Company from asserting its rights under the terms, conditions, and limitations of this Liability Policy.
3.	This Liability Policy may not be assigned or transferred, and any attempted assignment or transfer is void and without effect unless the Company has provided its prior written consent to such assignment or transfer.

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W.	LIBERALIZATION

If during the Policy Period, the Company is required, by law or by the insurance supervisory authorities of the state in which this Liability Policy is issued, to make changes in the form of this Liability Policy, by which the insurance afforded by this Liability Policy could be extended or broadened without increased premium charge by endorsement or substitution of form, then such extended or broadened insurance will inure to the benefit of the Insured as of the date the revision or change is approved for general use by the applicable department of insurance.

X.	TERRITORY AND VALUATION
1.	Where legally permissible, coverage under this Liability Policy extends to Wrongful Acts occurring, or Claims made, anywhere in the world.
2.	All premiums, limits of liability, retentions, Loss, or other amounts under this Liability Policy are expressed and payable in U.S. Dollars.
3.	If a final judgment is rendered, a settlement is denominated, or another element of Loss under this Liability Policy is stated in a currency other than U.S. Dollars, payment under this Liability Policy will be made in U.S. Dollars at the rate of exchange published in The Wall Street Journal on the date the final amount of such payment is determined.
Y.	ACTION AGAINST THE COMPANY
1.	No action will lie against the Company unless there has been full compliance with all of the terms of this Liability Policy.
2.	No person or organization has a right under this Liability Policy to join the Company as a party to an action against an Insured to determine such Insured’s liability, nor may the Company be impleaded by an Insured or its legal representative.
3.	Bankruptcy or insolvency of an Insured or its estate does not relieve the Company of its obligations hereunder.
Z.	HEADINGS

The titles of the various paragraphs of this Liability Policy and its endorsements are inserted solely for convenience or reference, and are not to be deemed in any way to limit or affect the provision to which they relate.

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© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COST OF CORRECTIONS ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

1.	The following is added to ITEM 5 of the Declarations:
	Cost of Corrections Limit:	$7,500,000 for all Customer Damage Events
	Cost of Corrections Retention:	$250,000 for each Customer Damage Event
	Correction Costs Co-Insurance:	0%

2. The following is added to section I. INSURING AGREEMENTS:

COST OF CORRECTIONS COVERAGE

The Company will reimburse the Insured Organization for Correction Costs incurred to mitigate or correct a Customer Damage Event occurring and reported during the Policy Period.

3. The following is added to section II. DEFINITIONS:

Correction Costs mean the direct monetary damages to a client or customer.

Customer Damage Event means a Wrongful Act in the ordinary course of the Insured’s operations that if not mitigated or corrected will result in: (i) direct monetary damage to a client or customer, and (ii) a Claim covered under this Liability Coverage.

4. The following is added to section III. EXCLUSIONS:

EXCLUSIONS APPLICABLE ONLY TO THE COST OF CORRECTIONS INSURING AGREEMENT

1.	PRIOR KNOWLEDGE

The Company will not reimburse Correction Costs if an Insured, as of the effective date of the Liability Coverage, had knowledge of a Wrongful Act that resulted, or was reasonably likely to result, in direct monetary damages to a client or customer.

2.	FUNDS TRANSFER

The Company will not reimburse Correction Costs on account of a Wrongful Act involving the wire or electronic transfers of funds.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106968128
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© 2016 The Travelers Indemnity Company. All rights reserved.

3.	UNCOVERED LOSS

The Company will not reimburse Correction Costs on account of a Wrongful Act that: (i) would be excluded under this Liability Coverage had the Wrongful Act resulted in Loss on account of a Claim; or (ii) result in loss that is not covered under this Liability Coverage, including ex gratia payments, anticipated fines or penalties, or commercial settlements to support the Insured’s reputation or business relationships.

4.	CONTRACTUAL OBLIGATIONS

The Company will not reimburse Correction Costs required to be incurred by the Insured pursuant to a contractual obligation to a customer or client of the Insured Organization if such obligation does not otherwise constitute covered Loss under this Liability Coverage, and liability would not otherwise exist absent such contractual obligation. Such uncovered loss includes the guarantee of any rate of return.

5.	DIMINUTION IN VALUE

The Company will not reimburse Correction Costs for any diminution, or lack of appreciation, in the value of investments, including securities, commodities, currencies, options, or futures; provided this shall not apply to any such diminution, or lack of appreciation, due solely to a negligent act, error, or omission on the part of an Insured.

6.	MONEY, SECURITIES, AND PROPERTY

The Company will not reimburse Correction Costs for the theft, burglary, damage, destruction, or disappearance of money, securities, property, or other items of value that are in the possession, custody or control of the Insured, its correspondent bank, or other authorized representative, or are in transit while in the possession, custody, or control of an authorized representative of the Insured.

5.	The following is added to section IV. CONDITIONS:

COST OF CORRECTION COVERAGE

1.	Notice of the Customer Damage Event will be considered notice of circumstance and must be given to the Company as soon as practicable pursuant to III. CONDITIONS, E. NOTICE of the General Terms and Conditions.
2.	No reimbursement will be provided for Correction Costs incurred prior to the written consent of the Company unless the Insured, acting as a prudent uninsured, determines that the additional time required to seek the Company’s consent would increase the amount of Loss, or cause the Insured to violate its written error resolution procedures.
3.	The Company will have the sole right to determine if a Wrongful Act would give rise to a Claim. If the Company reasonably determines that it lacks sufficient information to make a decision as to coverage, the Insured will have no recourse under this Liability Coverage against the Company until the Company reasonably determines that sufficient information has been provided, or until a Claim has been made against the Insured.
4.	The Insured will bear uninsured, and at its own risk, Correction Costs for each Customer Damage Event up to the amount of Cost of Corrections Retention set forth in ITEM 5 of the Declarations.
5.	The Insured is responsible for the percentage of Correction Costs in excess of the Cost of Corrections Retention set forth as Correction Costs Co-Insurance in ITEM 5 of the Declarations. The Company will reimburse for the remaining percentage of Correction Costs in excess of the Cost of Correction Retention.
6.	The Company’s maximum liability under the Cost of Corrections Coverage Insuring Agreement for all Customer Damage Events is the Cost of Corrections Limit set forth in ITEM 5 of the Declarations, which is part of and not in addition to, the Limit of Liability for the Liability Coverage.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IV-19003 Ed. 01-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCLUDE PRIOR ACTS ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

The following is added to section III. EXCLUSIONS:

PRIOR ACTS

The Company is not liable for Loss on account of a Claim under the Liability Coverage based upon or arising out of a Wrongful Act committed, in whole or in part, prior to 08/27/2018.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America Policy Number: 106968128

IV-19043 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

General Terms and Conditions

It is agreed that:

1.	The following is added to section II. DEFINITIONS:

Financial Interest means the Named Insured’s insurable interest in an Insured Organization that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the Named Insured’s: (i) ownership of the majority of the outstanding securities or voting rights of such Insured Organization representing the present right to elect, appoint, or exercise a majority control over such Insured Organization’s board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent; (ii) indemnification of, or representation that it has an obligation to indemnify, such Insured Organization for Loss incurred by such Insured Organization; or (iii) election or obligation to obtain insurance for such Insured Organization.

2.	The following is added to section III. CONDITIONS:

SANCTIONS AND COMPLIANCE

This Liability Policy will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition, or restriction.

3.	The following replaces section III. CONDITIONS, X. TERRITORY AND VALUATION, 1:
a.	This Liability Policy applies anywhere in the world; provided, this Liability Policy does not apply to Loss incurred by an Insured residing or domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.
b.	In the event an Insured Organization incurs Loss referenced in X.1.a., to which this Liability Policy would have applied, the Company will reimburse the Named Insured for its Loss, on account of its Financial Interest in such Insured Organization. As a condition precedent such reimbursement, or any rights under this Liability Policy, the Named Insured will cause the Insured Organization or its Insured Persons to comply with the conditions of this Liability Policy.
c.	In the event that the Insured Person residing in a country or jurisdiction in which the Company is not licensed incurs Loss referenced in X.1.a. that is not indemnified by an Insured Organization, such Loss will be paid in a country or jurisdiction mutually acceptable to such Insured Person and the Company, to the extent that doing so would not violate any applicable laws or regulations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106968128
IV-19060 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK CHANGES ENDORSEMENT

This endorsement changes the following:
Mutual Fund Liability

It is agreed that:

1.	The following is added to section III. CONDITIONS, B. EXTENDED REPORTING PERIOD:

Automatic Reporting Period

a.	Upon the effective date of termination of a Liability Coverage for any reason other than nonpayment of premium, the Insured will be provided a 60 day reporting period following the effective date of such termination ("Automatic Reporting Period") for Claims made against persons or entities who at the effective date of termination of coverage were Insureds, but only with respect to a Wrongful Act otherwise covered under this Liability Policy occurring before or during the Policy Period.
b.	The Limit of Liability for the Automatic Reporting Period will be part of, and not in addition to, the Limit of Liability for the Policy Period; the Automatic Reporting Period will not increase or reinstate the Limit of Liability set forth in ITEM 5 of the Declarations.
c.	The Automatic Reporting Period will be deemed a part of, and not in addition to, any applicable Extended Reporting Period purchased by the Named Insured.
2.	The following is added to section III. CONDITIONS, D. RETENTION:

If required, the Retention and coinsurance will be applied pursuant to 11 NYCRR 72.1.

3.	The following is added to section III. CONDITIONS, E. NOTICE, 1.:

However, the failure to provide notice to the Company as soon as practicable as required by this Liability Policy will not invalidate coverage for a Claim unless such failure has prejudiced the Company. Coverage for a Claim will not be invalidated on such grounds if it is shown that it was not reasonably possible to provide such timely notice and that notice was given as soon as reasonably possible thereafter.

4.	The following is added to section III. CONDITIONS, E. NOTICE:
4.	Written notice given by or on behalf of any Insured to any licensed agent of the Company in New York State, with particulars sufficient to identify the Insured, shall be considered notice to the Company.
5.	The Company’s rights will not be deemed prejudiced unless the failure to provide notice of a Claim materially impairs the Company’s ability to investigate or defend the Claim. However, prejudice will be presumed if, prior to the notice, the Insured’s liability has been determined by a court of competent jurisdiction or by binding arbitration, or if the Insured has resolved the Claim by settlement or other compromise.
5.	The following is added to section III. CONDITIONS, G. DEFENSE AND SETTLEMENT:
10.	If the Company concludes, based on Claims that have been reported to the Company and to which this Liability Policy may apply, that the limit of liability as stated in the Declarations is likely to be exhausted by the payment of Loss, the Company will so notify the Named Insured, in writing.
11.	When the limit of liability has been exhausted, the Company will so notify the Named Insured, in writing, and take no action with respect to any Claim reported to the Company after that limit of liability has been exhausted.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106968128
IV-17022 Rev. 03-20	Page 1 of 3
© 2020 The Travelers Indemnity Company. All rights reserved.

12.	The exhaustion of any limit of liability by payment of judgments or settlements will not be affected by the Company’s failure to comply with any of the provisions of this Condition.
6.	The following replaces section III. CONDITIONS, K. OTHER INSURANCE, 1.:
1.	If Loss arising from a Claim made against an Insured under one or more Liability Coverages is covered under any other valid and collectible insurance of the same type, prior or current, then the Liability Coverages will share such Loss proportionately with such other valid and collectible insurance, unless such other insurance is written as specific excess insurance over the Limits of Liability set forth in ITEM 5 of the Declarations.
7.	The following is added to section III. CONDITIONS, O. CHANGE OF CONTROL:

If the Named Insured is placed in liquidation or bankruptcy, or has permanently ceased operation, and the Named Insured or its designated trustee does not purchase the Extended Reporting Period, an Insured may submit a written request to the Company for the extended period of coverage described in paragraph 3 within 120 days following the effective date of the Termination of Coverage. The Company has no obligation to provide notice of the availability of such Extended Reporting Period, and the Company may charge the Insured provided with such Extended Reporting Period a premium commensurate with such coverage.

8.	The following is added to section III. CONDITIONS, S. REPRESENTATIONS, 5.:

No misrepresentation will be deemed material unless knowledge by the Company of facts misrepresented would have led to a refusal by the Company to accept the risk.

9.	The following replaces section III. CONDITIONS, T. TERMINATION OF POLICY:
1.	Termination
a.	The Company may not terminate this Liability Policy prior to expiration of the Policy Period, except for nonpayment of premium when due. If such nonpayment occurs, written notice of the nonpayment will be provided to the Named Insured. Unless payment in full is received within 20 days of the Named Insured’s receipt of such notice, the Company will terminate the Liability Policy.
b.	The Named Insured may terminate this Liability Policy prior to the expiration of the PolicyPeriod by providing written notice specifying the effective date of such termination, and such date will replace the Expiration Date set forth on ITEM 2 of the Declarations; provided, this Liability Policy may not be terminated after the effective date of a merger, consolidation, or acquisition of the Named Insured as described in III. CONDITIONS, O. CHANGE OF CONTROL. Such written notice shall be given by or on behalf of the Insured to the Company or to any licensed agent of the Company in New York State, with particulars sufficient to identify the Insured.
c.	In the event that this Liability Policy is terminated prior to the expiration of the Policy Period, the Company will refund any unearned premium computed on a pro rata basis. Payment or tender of unearned premium by the Company is not a condition precedent to the effectiveness of such termination, but such payment will be made as soon as practicable.
2.	Nonrenewal
a.	The Company will not be required to renew this Liability Policy upon its expiration. If the Company elects not to renew it will provide the Named Insured written notice as provided in paragraph c below.
b.	The Company will provide notice as stated in paragraph c. below if it conditionally renews any Liability Policy subject to a: (i) change limits; (ii) reduction in coverage; (iii) increased retention; (iv) addition of an exclusion; or (v) increased premium in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added or increased exposure unit, or as a result of experience rating, loss rating, retrospective rating or audit.
c.	If the Company elects not to renew or to conditionally renew as provided in paragraphs a and b, it will provide the Named Insured written notice to the Named Insured at least 60, but not more than 120 days before the Expiration Date set forth on ITEM 2 of the Declarations. Such notice will: (i) be mailed or delivered to the Named Insured at the address shown in this Liability Policy and to any authorized agent or broker; (ii) include the specific reason(s) for nonrenewal or conditional renewal; and (iii) include the amount of any premium increase for conditional renewal and a description of any other changes.

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© 2020 The Travelers Indemnity Company. All rights reserved.

d.	If the Company violates any of the provisions of paragraph c by sending a late or incomplete notice of nonrenewal or conditional:
i.	prior to the Expiration Date set forth in ITEM 2 of the Declarations, such coverage will remain in effect at the same terms and conditions of this Policy at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered unless the Named Insured, during this 60-day period, has replaced the coverage or elect to cancel, in which case any return premium due the Named Insured will be computed on a pro rata basis;
ii.	on or after the Expiration Date set forth in ITEM 2 of the Declarations, such coverage will remain in effect at the same terms and conditions of this Policy for another Policy Period, at the lower of the current rates or the prior period’s rates, unless the Named Insured, during this additional Policy Period, has replaced the coverage or elect to cancel, in which case any return premium due the Named Insured will be computed on a pro rata basis.

The Limit of Liability set forth in ITEM 5 of the Declarations will be increased in proportion to the period for which the Policy Period is extended pursuant to this paragraph, provided that if the Named Insured accepts the terms, conditions, and rates of the conditional renewal notice, such increase will be inapplicable and, instead, the accepted Limit of Liability will become effective as of the inception date of the renewal.

e.	The Company is not required to send notice of nonrenewal or conditional renewal if the Named Insured, or its authorized agent or broker, or another insured of the Named Insured, provides written notice to the Company that this Liability Policy has been replaced or is no longer desired.
10.	The following replaces section III. CONDITIONS, Y. ACTION AGAINST THE COMPANY:
Y.	ACTION AGAINST THE COMPANY
1.	Except as provided for in subparts 2 and 3 below: (i) no action will lie against the Company unless, as condition precedent, there has been full compliance with all the provisions of this Liability Policy, and the amount of the Insured's obligation has been finally determined either by judgment against the Insured or by written agreement of the Insureds, the claimants and the Company, and (ii) no person or entity will have any right under this Liability Policy to join the Company as a party to any action against any Insured to determine such Insured's liability nor may the Company be impleaded by any Insured or their legal representative.
2.	With respect to a Claim covered by this Liability Policy arising out of death or personal injury of any person, if the Company disclaims liability or denies coverage based upon the failure to provide timely notice, then the injured person or other claimant may maintain an action directly against the Company; provided the sole question is whether the Company’s disclaimer of liability or denial of coverage is based on the failure to provide timely notice (unless within 60 days of such disclaimer or denial, the Company or an Insured initiates an action to declare the rights of the parties under this Liability Policy and names the injured person or other claimant as a party to the action).
3.	If a judgment against an Insured remains unsatisfied after 30 days from the service of the notice of entry of such judgment upon the attorney for the Insured, or upon the Insured and upon the Company, then an action may be maintained against the Company under the terms of this Liability Policy, except during a stay or limited stay of execution against the Insured on such judgment, for the amount of such judgment not exceeding the amount of the applicable Limit of Liability.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IV-17022 Rev. 03-20	Page 3 of 3
© 2020 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK CHANGES ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

1.	The following replaces the first sentence of section II. DEFINITIONS, M.:

Loss means: (i) Defense Expenses; (ii) damages, judgments, settlements, and prejudgment and postjudgment interest that an Insured is legally obligated to pay as a result of a Claim; and (iii) Derivative Investigation Expenses; provided with respect to the multiple portion of any multiplied damage award, or punitive or exemplary damages, Loss only includes such damages if: (i) New York law does not apply; and (ii) they are insurable under the law of the jurisdiction that does apply.

2.	The following replaces part 1. of the second paragraph of section II. DEFINITIONS, M.:
1.	taxes, fines, or penalties, except for civil penalties assessed against an Insured Person pursuant to the Foreign Corrupt Practices Act of 1977 §§ 15 U.S.C. 2(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a); provided such civil penalties result from an actual or alleged inadvertent violations of the law;
3.	The following is added to section IV. CONDITIONS:
B.	RETENTION AND COINSURANCE – DIRECTORS AND OFFICERS LIABILITY
1.	The following supplements the General Terms and Conditions, section III. CONDITIONS, D. RETENTION, provided that General Terms and Conditions, section III. CONDITIONS, D. RETENTION, 4. will not apply to any Director or Officer.
2.	Except as otherwise provided in part 4 of this section, in accordance with the schedule set forth below, the Company will only be liable under Insuring Agreements A and C to any Director or Officer for the amount of Loss, including Defense Expenses, which is in excess of the lesser of: (i) the sum of the applicable per Individual Director or Officer Retention; or (ii) the applicable Aggregate Retention. Provided, if the sum of the Individual Director or Officer Retention amount for any Director or Officer covered under this Liability Coverage, who has been found liable, or who have been included in a settlement, exceeds the applicable Aggregate Retention, then the amount chargeable to each Director or Officer will be the applicable Aggregate Retention divided by the number of involved Director or Officers, which will in no event be reduced below 75% of the Individual Insured Person Retention.

Insured’s Assets Size	Individual Director or Officer	Aggregate
Assets greater than $20,000,000	$5,000	$50,000
Assets greater than $10,000,000	$4,000	$40,000
up to $20,000,000
Assets greater than $5,000,000 up	$3,000	$30,000
to $10,000,000
Assets of $5,000,000 or less	$2,000	$20,000

3.	With respect to all Claims for which this Liability Coverage provides coverage to Director or Officers, such Director or Officers will share the payment of the first $1,000,000 of all Loss, in excess of the Retention, in accordance with the schedule set forth below. The Company’s obligation to pay its percentage of Loss is

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106968128
IVMF-17002 Ed. 01-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

subject to General Terms and Conditions section III. CONDITIONS, C. LIMITS OF LIABILITY. The Director or Officers’ percentage shall be deemed uninsured and at his or her own risk:

Insured’s Assets Size	Director or Officers’ Co-Insurance Percentage
Assets greater than $20,000,000	0.5%
Assets greater than $10,000,000 up to $20,000,000	0.4%
Assets greater than $5,000,000 up to $10,000,000	0.3%
Assets of $5,000,000 or less	0.2%

4.	No Retention shall apply to a Director or Officer if indemnification is permitted by law, but the Insured Organization is unable to make such indemnification solely by reason of Financial Insolvency.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVMF-17002 Ed. 01-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

Mutual Fund Liability Coverage

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED

IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

I. INSURING AGREEMENTS

A.	MUTUAL FUND LIABILITY COVERAGE

The Company will pay on behalf of an Insured, Loss that the Insured is legally obligated to pay on account of a Claim first made against the Insured during the Policy Period, or any applicable Extended Reporting Period, for a Wrongful Act occurring before or during the Policy Period.

B.	SECURITY HOLDER DERIVATIVE DEMAND INVESTIGATION EXPENSE COVERAGE

The Company will pay on behalf of the Insured Organization, Derivative Investigation Expenses on account of a Security Holder Derivative Demand first made during the Policy Period, or any applicable Extended Reporting Period, for a Wrongful Act occurring before or during the Policy Period.

C.	SUPPLEMENTAL INDEPENDENT DIRECTOR PERSONAL INDEMNIFICATION COVERAGE

If ITEM 5 of the Declarations indicates that Supplemental Independent Director Personal Indemnification Coverage is applicable, the Company will pay on behalf of a Mutual Fund Independent Director, Loss not indemnified by the Insured Organization, that such Mutual Fund Independent Director is legally obligated to pay on account of a Claim first made against such Mutual Fund Independent Director during the Policy Period, or any applicable Extended Reporting Period, for a Wrongful Act occurring before or during the Policy Period, and is excess of any other insurance or indemnification available to such Mutual Fund Independent Director.

II. DEFINITIONS

Where appearing in this Liability Coverage, in either the singular or plural, words or phrases appearing in bold type have the following meanings:

A.	Claim means:
1.	a written demand, other than a Security Holder Derivative Demand, against an Insured for monetary damages or nonmonetary relief, including injunctive relief, commenced by the Insured’s receipt of such demand;
2.	a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an Insured, commenced by the service of a complaint, arbitration petition, or similar legal document;
3.	a criminal proceeding against an Insured, commenced by the return of an indictment or similar legal document;
4.	an administrative or regulatory proceeding against an Insured, commenced by such Insured’s receipt of a notice of filed charges, complaint, or similar legal document;
5.	a formal investigation of an Insured, commenced by the receipt of: (i) a notice of filed charges, formal investigative order, civil investigative demand, or similar legal document; (ii) a written notice identifying such Insured as a target of an enforcement unit; or (iii) a Wells Notice from the SEC indicating that it may commence an enforcement action against such Insured;
6.	a subpoena served on an Insured pursuant to a formal investigative order issued by any government enforcement body, commenced by such service;
7.	a request for Extradition of an Insured Person, including the execution of an arrest warrant where such execution is an element of Extradition, commenced by the Insured’s receipt of such request;
8.	a Security Holder Derivative Demand solely with respect to Insuring Agreement B, commenced by the Insured’s receipt of such demand;

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© 2016 The Travelers Indemnity Company. All rights reserved.

9.	a Non-Party Witness Request; or
10.	a written request to toll or waive a statute of limitations relating to any of the above, commenced by the Insured’s receipt of such written request, for a Wrongful Act. A Claim will be deemed to have been made when it is commenced as set forth above.

Claim does not include routine examinations, routine inspections, or similar routine reviews or inquiries, industry sweeps, deficiency letters, or general requests for information.

B.	Defense Expenses also mean Non-Party Witness Expenses, Extradition Expenses, and the necessary costs, charges, expenses, and fees incurred by an Insured Person in defending against a demand to repay, return, or refund amounts pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) §954 or the Sarbanes Oxley Act of 2002 (SOX) § 304(a).

Defense Expenses also do not include Derivative Investigation Expenses.

C.	Derivative Investigation Expenses mean the reasonable and necessary costs, charges, expenses, and fees, including attorney’s and expert’s fees, incurred in connection with the investigation or evaluation of a Security Holder Derivative Demand incurred by the Insured Organization, its board of directors, board of trustees, board of managers, functional equivalent board, or any committee of such board.

Derivative Investigation Expenses do not include regular or overtime wages, salaries, or fees of a Director or Officer or Employee.

D.	Director or Officer means a natural person who is, was, or becomes a duly elected or appointed Mutual Fund Independent Director or other director, officer, trustee, in-house general counsel, principal, general partner, member of the board of managers or management committee, or the functional or foreign equivalent position, of the Insured Organization.
E.	Employee means a natural person who is, was, or becomes an employee of the Insured Organization, including a full-time, part-time, or temporary employee.
F.	Executive Officer means a natural person while serving as the chief executive officer, chief financial officer, chief investment officer, chief compliance officer, or in-house general counsel, or the functional or foreign equivalent position of the Insured Organization.
G.	Extradition means a formal process by which an Insured Person located in a country is surrendered to another country to answer a criminal accusation.
H.	Extradition Expenses mean the reasonable and necessary costs, charges, expenses, and fees, including attorney’s and expert’s fees, incurred by an Insured Person in lawfully opposing, challenging, resisting, or defending against a request for, or an effort to obtain, his or her Extradition.
Extradition	Expenses do not include regular or overtime wages, salaries, or fees of an Insured.
I.	Insured means Insured Persons and Insured Organizations.
J.	Insured Organization means a Mutual Fund.
K.	Insured Person means an Advisory Board Member, Director or Officer, or Employee.
L.	Loss means: (i) Defense Expenses; and (ii) damages, judgments, settlements, and prejudgment and postjudgment interest; (iii) Derivative Investigation Expenses, that an Insured is legally obligated to pay as a result of a Claim; and (iv) the reasonable premium or origination fee incurred to secure a loan or bond to comply with the Dodd-Frank § 954(b)(2) or SOX § 304; provided that with respect to the multiple portion of a multiplied damage award, or punitive or exemplary damages, Loss only includes such damages to the extent they are insurable under the law of a jurisdiction that is most favorable to the insurability of such damages and has a substantial relationship to the Insured, Claim, Company, or this Liability Coverage.

Loss, other than Defense Expenses, does not include any amount that constitutes:

1.	taxes, fines, or penalties, except for civil penalties assessed against an Insured Person pursuant to the Foreign Corrupt Practices Act of 1977 § (2)(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a);
2.	disgorgement or other loss that is uninsurable under the law pursuant to which this Liability Coverage is construed; provided, the Company will not assert that any amount of a judgment or settlement in a Claim for a violation of the Securities Act of 1933 §§ 11, 12, or 15 constitutes disgorgement, or other uninsurable loss;
3.	fees, expenses, or charges, including management, referral, contingency, or brokerage fees, commissions, or

IVMF-16001 Rev. 07-16	Page 2 of 6
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sales loads; or

4.	costs and expenses incurred, or to be incurred, to comply with an order, judgment, or award of injunctive or other equitable relief, or the portion of a settlement encompassing injunctive or other equitable relief.

Loss does not include any amount that an Insured is absolved from paying or is allocated to uncovered loss pursuant to the General Terms and Conditions, section III. CONDITIONS, J. ALLOCATION.

M.	Mutual Fund Independent Director means a natural person who is, was, or becomes director or trustee of a Mutual Fund who is not an “interested person,” as defined in the Investment Company Act of 1940 § 2(a)(19), of such Mutual Fund.
N.	Non-Party Witness Request means:
1.	a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an investment adviser or service provider of a Mutual Fund, commenced by the service of a complaint, arbitration petition, or similar pleading;
2.	a criminal proceeding against an investment adviser or service provider of a Mutual Fund, commenced by the return of an indictment or similar legal document;
3.	an administrative or regulatory proceeding against an investment adviser or service provider of a Mutual Fund, commenced by such investment adviser’s or service provider’s receipt of a notice of filed charges, complaint, or similar legal document; or
4.	a formal investigation against an investment adviser or service provider of a Mutual Fund commenced by the receipt of: (i) a notice of filed charges, investigative order, civil investigative demand, or similar legal document; (ii) a written notice identifying such investment adviser or service provider of a Mutual Fund as a target of an enforcement action; or (iii) a Wells Notice from the SEC indicating that it may commence an enforcement action against such investment adviser or service provider of a Mutual Fund, that names or identifies a Mutual Fund Independent Director as a non-party witness.
O.	Non-Party Witness Expenses mean the reasonable and necessary legal fees and expenses incurred by a Mutual Fund Independent Director in his or her capacity as a non-party witness in connection with any Non-Party Witness Request.
P.	Security Holder Derivative Demand means a written demand brought and maintained by a security holder of the Insured Organization on behalf of the Insured Organization, made upon the Insured Organization’s board of directors, board of managers, or functional equivalent board, to bring a civil proceeding against an Insured Person for a Wrongful Act committed by such Insured Person, but only if such demand is brought and maintained without the active solicitation, assistance, or participation of an Insured.
Q.	Wrongful Act means:

1.	an error, misstatement, misleading statement, act, omission, neglect, or breach of duty, committed or attempted by an Insured in its capacity as such; or
2.	a matter claimed against an Insured Person solely by reason of his or her status as such.

III. EXCLUSIONS

A. EXCLUSIONS APPLICABLE TO ALL LOSS

1.	BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE
a.	The Company will not be liable for Loss on account of a Claim for: (i) bodily injury, mental anguish, emotional distress, sickness, disease, or death of any person; (ii) false arrest, detention, imprisonment, or malicious prosecution; (iii) wrongful entry, wrongful eviction, invasion of the right of private occupancy; or (iv) discrimination, defamation, libel, slander, disparagement, or a violation of the right to privacy or publicity; provided, this will not apply to Claims based upon or arising out of the Insured’s provision of financial, economic, or investment advice to a customer or client, or management of a Mutual Fund.
b.	The Company will not be liable for Loss on account of a Claim for damage to, or destruction of, tangible or intangible property or data, including the loss of the use of such property or data.

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2.	BROKER/DEALER

The Company will not be liable for Loss on account of a Claim based upon or arising out of any activity by an Insured as a broker or dealer in securities as defined in the Securities Exchange Act of 1934 §§ 3(a)(4) and 3(a)(5).

3.	CONTRACTUAL LIABILITY
a.	The Company will not be liable for Loss on account of a Claim for any liability of an Insured under an oral or written contract or agreement, regardless of whether such liability is direct or assumed.
b.	Exclusion A.3 will not apply to:
i.	the extent that the Insured Organization would have been liable in the absence of the contract or agreement; or
ii.	a Claim that is brought or maintained by, or on behalf of, a customer or client of the Insured Organization alleging a breach of contract or agreement that governs or specifies the Insured’s provision of professional services.
4.	DISHONEST, CRIMINAL, AND FRAUDULENT ACTS
a.	The Company will not be liable for Loss on account of a Claim based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or a willful violation of law, if a final nonappealable adjudication adverse to the Insured in any underlying action establishes that such Insured committed such act, omission, or willful violation.
b.	For purposes of applying Exclusion A.4: (i) no fact pertaining to, or knowledge possessed by, an Insured Person will be imputed to another Insured Person; and (ii) only facts pertaining to, or knowledge possessed by, an Executive Officer will be imputed to the Insured Organization.
5.	EMPLOYMENT LAWS

The Company will not be liable for Loss on account of a Claim for a violation of: (i) the responsibilities, duties, or obligations under any law concerning Social Security, unemployment insurance, workers’ compensation, or disability insurance or any similar domestic or foreign law; or (ii) the Worker Adjustment and Retraining Notification Act (WARN), Occupational Safety and Health Act (OSHA), Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), National Labor Relations Act (NLRA), Fair Labor Standards Act (FLSA), or any similar domestic or foreign law.

6.	ERISA

The Company will not be liable for Loss on account of a Claim for: (i) a violation of the Employee Retirement Income Security Act of 1974 (ERISA), or similar domestic or foreign law, in connection with an employee benefit plan sponsored by the Insured Organization for the benefit of Employees; or (ii) an Insured’s failure or refusal to establish, contribute to, pay for, insure, maintain, provide benefits pursuant to, enroll, or maintain the enrollment of Employees or their dependents in any employee benefit plan, fund, or program, including contracts or agreements that are not subject to the provisions of ERISA.

7.	IMPROPER PROFIT
a.	The Company will not be liable for Loss on account of a Claim based upon or arising out of an Insured’s acquisition of any profit, remuneration, or financial advantage to which such Insured was not legally entitled if a final nonappealable adjudication adverse to the Insured in any underlying action establishes that such Insured was not legally entitled to such profit, remuneration, or financial advantage.
b.	Exclusion A.7 will not apply to Loss on account of a Claim for violations of the Securities Act of 1933 §§ 11, 12, or 15.
c.	For purposes of applying Exclusion A.7: (i) no fact pertaining to, or knowledge possessed by, an Insured Person will be imputed to another Insured Person; and (ii) only facts pertaining to, or knowledge possessed by, an Executive Officer will be imputed to the Insured Organization.
8.	INSURED VERSUS INSURED
a.	The Company will not be liable for Loss on account of a Claim against an Insured that is brought or maintained by, or on behalf of, an Insured under this Liability Policy, or a Subsidiary, in any capacity; provided this will not apply to a Claim brought and maintained:

IVMF-16001 Rev. 07-16	Page 4 of 6
© 2016 The Travelers Indemnity Company. All rights reserved.

i.	on behalf of the Insured Organization in the form of a security holder derivative action or Security Holder Derivative Demand by one or more persons who are not Director or Officers and bring or maintain such Claim without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a Director or Officer;
ii.	by an Insured Person for contribution or indemnity, if the Claim is part of, or results directly from, a Claim that is not otherwise excluded under this Liability Coverage;
iii.	by a natural person, who was an Insured Person and has not served in such capacity for at least two years preceding the date the Claim is made, that brings and maintains the Claim without the active solicitation, assistance, or participation of the Insured Organization, or a natural person who is serving, or in the past two years has served, as an Insured Person;
iv.	by a court appointed examiner, receiver, conservator, liquidator, trustee, rehabilitator, member of the creditors’ committee of the Insured Organization, or similar official serving in the same legal capacity;
v.	outside of the United States, U.S. territories and possessions, Canada, United Kingdom, or Australia;
vi.	by an Advisory Board Member, who brings or maintains such Claim without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a Director or Officer;
vii.	against a Mutual Fund Independent Director, provided that such Claim is brought and maintained without the active solicitation, assistance, or participation of such Mutual Fund Independent Director; or
viii.	against a Mutual Fund Independent Director and an Insured Organization so long as such Mutual Fund Independent Director remains a co-defendant in such Claim, provided that such Claim is brought and maintained without the active solicitation, assistance, or participation of such Mutual Fund Independent Director or Insured Organization.
b.	For purposes of Exclusion A.8: an Insured Person’s Whistleblowing Activity alone will not constitute active solicitation, assistance, or participation.
9.	INVESTMENT BANKING
a.	The Company will not be liable for Loss on account of a Claim based upon or arising out of an Insured’s: (i) investment banking activities, including service as an underwriter, consultant, adviser, or specialist; (ii) advice, recommendations, or services regarding merger, tender offer, proxy contest, acquisition, restructuring, reorganization, recapitalization, divestiture, or similar transaction; or (iii) fairness opinion regarding the valuation of assets or business entities not held by an Insured as trustee.
b.	Exclusion A.9 will not apply to the extent that the activities described in a(i),(ii), or (iii) concern the issuance of shares by a Mutual Fund, the restructuring of a Mutual Fund, or the voting of shares held by a Mutual Fund.
10.	POLLUTION
a.	The Company will not be liable for Loss on account of a Claim: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a Pollutant; (ii) for any request, demand, order, or statutory or regulatory requirement that any Insured or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a Pollutant; or (iii) brought by or on behalf of any governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or in any way responding to or assessing the effects of a Pollutant.
b.	Exclusion A.10 will not apply to Claim against an Insured Person for Loss that is not indemnified by the Insured Organization, nor will it apply to a Claim seeking damages for the diminution in value of an interest in a Mutual Fund.
11.	PRIOR NOTICE

The Company will not be liable for Loss on account of a Claim based upon or arising out of any fact, circumstance, situation, event, Wrongful Act, or Related Wrongful Act that has been the subject of any written notice given by, or on behalf of, an Insured under any other directors and officers, management, professional, or similar liability insurance policy.

IVMF-16001 Rev. 07-16	Page 5 of 6
© 2016 The Travelers Indemnity Company. All rights reserved.

12.	PRIOR OR PENDING PROCEEDING

The Company will not be liable for Loss on account of a Claim based upon or arising out of any fact, circumstance, situation, event, Wrongful Act, or Related Wrongful Act, underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution against an Insured, as of, or prior to, the applicable Prior or Pending Proceeding Date set forth in ITEM 5 of the Declarations for this Liability Coverage.

B. EXCLUSIONS APPLICABLE TO LOSS, OTHER THAN DEFENSE EXPENSES

1.	INABILITY TO PAY

The Company will not be liable for Loss, other than Defense Expenses, on account of a Claim for the inability of a bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or person to settle or effect a transaction of any kind.

IV. CONDITIONS

A. SECURITY HOLDER DERIVATIVE DEMAND INVESTIGATION EXPENSE COVERAGE

The Company’s maximum liability under Insuring Agreement B for all Derivative Investigation Expenses for all Security Holder Derivative Demands first made during the Policy Period is the Derivative Investigation Expense Limit of Liability as set forth in ITEM 5 of the Declarations, which is part of, and not in addition to, the Mutual Fund Liability Coverage Limit of Liability.

B. SUPPLEMENTAL INDEPENDENT DIRECTOR PERSONAL INDEMNIFICATION COVERAGE

1.	The Company’s maximum liability under Insuring Agreement C for all Loss for all Claims first made during the Policy Period is the Supplemental Personal Indemnification Limit of Liability as set forth in ITEM 5 of the Declarations, which is in addition to, and excess of, the Mutual Fund Liability Coverage Limit of Liability.
2.	The Mutual Fund Limit of Liability must be completely exhausted by payment of Loss before the Company will have an obligation to pay Loss under Insuring Agreement C.
3.	Coverage under Insuring Agreement C is specifically excess of any other insurance or indemnification available to the Mutual Fund Independent Director, including any other insurance that is specifically excess of this Liability Coverage. All such other insurance and indemnification must be exhausted by payment of loss, damages, defense expenses, claim expenses, or other amounts covered under such other insurance or indemnification before the Company will have any obligation to pay for Loss under Insuring Agreement C.
4.	This Liability Coverage is not subject to the terms or conditions of any other insurance.

C. ADVISORY BOARD MEMBER COVERAGE

1.	Coverage under this Liability Policy is afforded to an Advisory Board Member, only to the extent that the Insured Organization agrees to indemnify such Advisory Board Member pursuant to a written indemnification agreement.
2.	Any coverage provided to an Advisory Board Member is excess of all other valid and collectible indemnity and insurance otherwise available to such Advisory Board Member.

D. RETENTION - MUTUAL FUND LIABILITY

The following supplements the General Terms and Conditions, section III. CONDITIONS, D. RETENTION:

No Retention applies to Loss solely covered under Insuring Agreements B or C, or to unindemnified Loss under Insuring Agreement A, except as otherwise provided in the General Terms and Conditions, section III. CONDITIONS, H. PRESUMPTIVE INDEMNIFICATION; unindemnified Loss includes Loss that a Mutual Fund Independent Director becomes legally obligated to pay on account of a Claim that the Insured Organization is unable to indemnify due to liquidation, or other Financial Insolvency.

IVMF-16001 Rev. 07-16	Page 6 of 6
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

APPLICATION LIMITED TO THIS LIABILITY POLICY ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

The following replaces section II. DEFINITIONS, C. Application, (i):

the signed applications for this Liability Policy, including material submitted with or requested in such applications; and

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.
Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106968128
IV-19071 Ed. 07-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SECURITIES CLAIM CARVEBACK TO BI/PD EXCLUSION ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

The following adds to III. EXCLUSIONS, 1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE:

Exclusion A.1 will not apply to a Claim, in whole or in part, that is: (i) brought and maintained by one or more debt or equity security holders of the Insured Organization, in their capacity as such; or (ii) based upon or arising out of the purchase or sale of, or offer to purchase or sell, debt or equity securities of, and issued by, the Insured Organization; provided that for the purpose of this definition, securities do not include products issued in the course of the Insured Organization’s business that constitute securities; provided this carveback does not apply to a Claim brought by or on behalf of an Insured Person based upon, or arising out of, any compensation to such Insured Person in the form of securities.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

 Issuing Company: Travelers Casualty and Surety Company of America
 Policy Number: 106968128

IV-10044 Ed. 08-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MOCK REGULATORY EXAMINATION ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

1.	The following is added to I. INSURING AGREEMENTS:

MOCK REGULATORY EXAMINATION

The Company will reimburse the Insured Organization’s premium in an amount constituting half of the costs paid for a Mock Regulatory Examination up to the lesser of 10% of the Liability Policy premium or $25,000, subject to the Company’s receipt and validation of the compliance consulting firm’s invoice during the Policy Period.

2.	The following is added to II. DEFINITIONS:

Mock Regulatory Examination means a simulated regulatory compliance examination of an Insured Organization performed during the Policy Period by a compliance consulting firm that is on the Company’s pre-approved panel.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:	Travelers Casualty and Surety Company of America
Policy Number:	106968128
IV-19081 Ed. 04-17	Page 1 of 1

© 2017 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PRE-CLAIM COVERAGE ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

1.	The following is added as an Insuring Agreement:

Pre-Claim Coverage

The Company will pay Pre-Claim Loss incurred by an Insured in investigating or defending circumstances that are the subject of notice provided by the Insured, in accordance with the Liability Policy, and develop into a covered Claim.

2.	The following is added to II. DEFINITIONS:

Loss also means Pre-Claim Loss, but only after the noticed circumstances that form the basis of such Pre-Claim Loss have developed into a Claim.

Pre-Claim Loss means the reasonable and necessary fees and expenses incurred, with the prior written consent of the Company, in investigating or defending circumstances that are the subject of written notice provided to the Company in accordance with the Liability Policy; provided, Pre-Claim Loss does not include costs associated with doing business, including compliance expert or accountant fees, or regular or overtime wages, salaries, or fees paid by the Insured to an Insured Person.

3.	The following is added IV. CONDITIONS:

Pre-Claim Coverage

If circumstances noticed by the Insured in accordance with section III. CONDITIONS, E. NOTICE of the General Terms and Conditions become a Claim covered by the Liability Coverage, then the Pre-Claim Loss related to such noticed circumstances will be treated as Loss resulting from such Claim, subject to all applicable terms, conditions, limitations, retentions, and limits of liability of the Liability Coverage; provided, for the purposes of Pre-Claim Coverage, noticed circumstances do not include any routine examinations, inspections, or similar routine reviews or inquiries, industry sweeps, deficiency letters, or general requests for information.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106968128
IV-19077 Ed. 03-17	Page 1 of 1

© 2017 The Travelers Indemnity Company. All rights reserved.

AXA XL - Professional Insurance

CORNERSTONE A-SIDE MANAGEMENT LIABILITY BINDER

Date: August 26, 2020

INSURED INFORMATION

Name:	Advent Convertible and Income Fund
Address:	888 Seventh Avenue
31st Floor
New York, NY 10019
Policy Number:	ELU169746-20
Carrier:	XL Specialty Insurance Company – New York Free Trade Zone

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

	POLICY FORM	POLICY PERIOD
CS 71 00 09 06	Cornerstone A-Side Management Liability	August 27, 2020 to August 27, 2021
	LIMIT of LIABILITY	OPTIONAL EXTENSION PERIOD
$2,000,000	Aggregate each Policy Period (including defense expenses)	One year at 150% of the annual premium
INSURANCE PROGRAM
$7,500,000

PREMIUM: $23,425.00

The portion of your annual premium that is attributable to coverage for acts of terrorism is: $ waived.

Premium Due Date: September 26, 2020

ENDORSEMENTS:

• In Witness

• Terrorism Insurance Disclosure

• Office of Foreign Assets Control Notice

• Privacy Notice

• Fraud Notice

• Change of Preamble Endorsement (XL 82 01 07 07)

2-14177

IF THE TOTAL PREMIUM IS NOT PAID BY THE PREMIUM DUE DATE SET FORTH ABOVE, THE INSURER WILL CANCEL THE COVERAGE FOR NON-PAYMENT OF PREMIUM. THE EFFECT OF SUCH CANCELLATION WILL BE THAT THE OFFERED COVERAGE SHALL NOT INCEPT, AS IF SUCH OFFER OF COVERAGE HAD NEVER BEEN MADE.

• Terrorism Premium Endorsement (XL 80 24 03 03)

• NY Acknowledgement of Defense Participation (CS 72 60 10 15)

• NY Coinsurance Endorsement (CS 72 61 10 15) 0.5% / $5k

• NY Addendum to Declarations (CS 72 58 10 15)

• NY Amendatory Endorsement (CS 72 59 10 15)

• P&P Litigation Exclusion (Date of Transaction) (CL 83 14 10 03) 08/27/18

• Prior Acts Exclusion (CL 83 08 09 02) 08/27/18

• Independent Directors Endorsement (CS 80 60 03 08)

• Amend Mergers and Acquisitions Endorsement (CL 80 34 12 02) 35%

• Amend Definition of Company (CL 80 44 08 03)

o	Advent Claymore Enhanced Growth & Income Fund
o	Advent Claymore Convertible Securities & Income Fund II

• Amend Exclusion Endorsement (CS 83 37 08 10)

• Amend Definition of Claim Endorsement (CS 80 111 02 10)

THE BINDER IS SUBJECT TO RECEIPT, REVIEW, AND ACCEPTANCE OF THE FOLLOWING ITEMS.

• Primary Policy - Received

IF THE TOTAL PREMIUM IS NOT PAID BY THE PREMIUM DUE DATE SET FORTH ABOVE, THE INSURER WILL CANCEL THE COVERAGE FOR NON-PAYMENT OF PREMIUM. THE EFFECT OF SUCH CANCELLATION WILL BE THAT THE OFFERED COVERAGE SHALL NOT INCEPT, AS IF SUCH OFFER OF COVERAGE HAD NEVER BEEN MADE.